Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, development projects in Canada and a stream on gold production from a development property in Chile. For the year ended December 31, 2016, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), which transitioned from active mining to residual leaching in June 2016, combined to produce 381,663 gold ounces, 102.3 million pounds of copper and 1.3 million silver ounces. For the three months ended December 31, 2016, the Company’s mine sites produced 95,883 gold ounces, 25.6 million pounds of copper and 0.3 million silver ounces.

New Gold’s production costs remained very competitive compared to the broader gold mining space as New Gold had operating expenses(1) of $640 per gold ounce sold, total cash costs(2) of $349 per gold ounce sold and all-in sustaining costs(2) of $692 per gold ounce sold in 2016. We believe New Gold continues to establish itself as a low cost producer within the industry.

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FINANCIAL HIGHLIGHTS

New Gold has total pro-forma available liquidity of $429 million, comprised of $186 million in cash and cash equivalents, $178 million available for drawdown under the Company’s $400 million revolving credit facility, each as at December 31, 2016, and $65 million representing the proceeds from the sale of the Company’s 4% stream on future gold production from the El Morro property.

(in millions of U.S. dollars, except where noted)	2016	2015	2014
Operating information
Gold production (ounces)	381,663	435,718	380,136
Gold sales (ounces)	378,239	428,852	371,179
Revenue ($/ounce) (1)	1,219	1,120	1,223
Average realized price ($/ounce)(2)	1,255	1,149	1,256
Operating expenses per gold ounce sold ($/ounce) (1)	640	647	655
Total cash costs per gold ounce sold ($/ounce)(2)	349	443	312
All-in sustaining costs per gold ounce sold ($/ounce)(2)	692	809	779
Financial Information
Revenue	683.8	712.9	726.0
Net earnings (loss)	2.7	(201.4)	(477.1)
Adjusted net earnings (loss)(2)	24.3	(10.9)	45.2
Cash generated from operations	282.2	262.6	268.8
Cash generated from operations before changes in non-cash operating working capital(2)	301.8	276.4	319.4
Cash and cash equivalents	185.9	335.5	370.5
Capital expenditures (sustaining capital) (2)	87.4	121.5	129.8
Capital expenditures (growth capital) (2)	479.6	268.0	149.5
Share Data
Earnings (loss) per basic share ($)	0.01	(0.40)	(0.95)
Adjusted net earnings (loss) per basic share(2) ($)	0.05	(0.02)	0.09
1.	Management has included the discussion of revenue per ounce/pound and operating cost per ounce/pound sold when discussing 2016 full-year operational results and 2017 guidance. These metrics have been disclosed in addition to average realized price, total cash costs and all-in sustaining costs. Management believes that the newly included metrics are important for a comprehensive disclosure of the financial and operating results of the Company. Revenue per ounce/pound is net of treatment and refining charges whereas average realized price is gross of treatment and refining charges. Operating expenses per ounce/pound sold apportions the Company’s operating expenses, per its consolidated income statement, to each metal on a percentage of revenue basis.
2.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Of the $400 million credit facility, $122 million is utilized for letters of credit as at December 31, 2016. On October 3, 2016, the Company increased the size of the revolving credit facility by $100 million to $400 million. Please refer to the “Corporate Developments” section of this MD&A for more information.
4.	The Company entered into a binding agreement to sell the Company’s 4% stream on future gold production from the El Morro property in February 2017. The sale is expected to close on February 17, 2017

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Contents

OPERATING HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	10
CORPORATE SOCIAL RESPONSIBILITY	11
NEW GOLD’S INVESTMENT THESIS	13
OUTLOOK FOR 2017	14
KEY PERFORMANCE DRIVERS	15
FINANCIAL RESULTS	19
REVIEW OF OPERATING MINES	26
DEVELOPMENT AND EXPLORATION REVIEW	40
MINERAL RESERVES AND RESOURCES UPDATE	45
FINANCIAL CONDITION REVIEW	47
NON-GAAP FINANCIAL PERFORMANCE MEASURES	54
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	80
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	96
ACCOUNTING POLICIES	96
CONTROLS AND PROCEDURES	97
MINERAL RESERVES AND MINERAL RESOURCES	98
CAUTIONARY NOTES	103

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and year ended December 31, 2016

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 15, 2017. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States and Australia, and development projects in Canada. The Company’s operating properties consist of the New Afton gold-copper mine in Canada (“New Afton”), the Mesquite gold mine in the United States (“Mesquite”) and the Peak Mines gold-copper mine in Australia (“Peak Mines”). The Company’s Cerro San Pedro mine in Mexico (“Cerro San Pedro”) transitioned from active mining to residual leaching in 2016. New Gold’s development projects are its 100%-owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. In February 2017, the Company entered into a binding agreement to sell its 4% stream on future gold production from the El Morro property located in Chile (“El Morro”) to Goldcorp Inc. for $65 million cash. The sale is expected to close on February 17, 2017. El Morro forms part of Goldcorp Inc. and Teck Resources Limited’s NuevaUnión project (formerly Project Corridor).

New Gold’s operating portfolio is diverse both geographically and in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. The Company believes it has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

Three months ended December 31			Year ended December 31
	2016	2015	2016	2015	2014
Operating information
Gold (ounces):
Produced (1)	95,883	131,719	381,663	435,718	380,135
Sold (1)	93,936	133,005	378,239	428,852	371,179
Copper (millions of pounds):
Produced (1)	25.6	28.8	102.3	100.0	101.5
Sold (1)	24.6	25.5	99.2	92.9	97.6
Silver (millions of ounces):
Produced (1)	0.3	0.5	1.3	1.9	1.4
Sold (1)	0.3	0.5	1.3	1.8	1.4
Revenue (1):
Gold ($/ounce)	1,176	1,067	1,219	1,120	1,223
Copper ($/pound)	2.22	1.96	2.03	2.21	2.80
Silver ($/ounce)	16.19	14.10	16.68	15.12	18.54
Average realized price (1) (2):
Gold ($/ounce)	1,211	1,094	1,255	1,149	1,256
Copper ($/pound)	2.45	2.16	2.23	2.42	3.02
Silver ($/ounce)	16.80	14.44	17.15	15.38	18.86
Operating expenses per gold ounce sold ($/ounce) (3)	780	614	640	647	655
Operating expenses per copper pound sold ($/pound) (3)	1.58	1.21	1.14	1.36	1.58
Operating expenses per silver ounce sold ($/ounce) (3)	10.82	8.10	8.75	8.66	9.84
Total cash costs per gold ounce sold ($/ounce) (2)(4)	360	389	349	443	312
All-in sustaining costs per gold ounce sold ($/ounce) (2)(4)	619	613	692	809	779
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	647	580	634	661	675
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	812	737	861	903	952
Proven and Probable Reserves as at December 31(5)
Gold (thousands of ounces)	14,704	14,985	14,704	14,985	17,646
Copper (millions of pounds)	1,113	1,194	1,113	1,194	2,821
Silver (millions of ounces)	75.5	75.5	75.5	75.5	82.0
Measured and Indicated Resources as at December 31(5)
Gold (thousands of ounces)	6,222	6,659	6,222	6,659	7,807
Copper (millions of pounds)	1,121	1,065	1,121	1,065	1,728
Silver (millions of ounces)	21.5	34.5	21.5	34.5	36.0
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the year ended December 31, 2016 would be $8.64 per silver ounce sold (2015 - $8.84) and $1.26 per copper pound sold (2015 - $1.55) and co-product all-in sustaining costs for the year ended December 31, 2016 would be $11.74 per silver ounce sold (2015 - $12.12) and $1.66 per copper pound sold (2015 - $2.06). For the three months ended December 31,

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2016, co-product total cash costs would be $9.11 per silver ounce sold (2015 – $7.65) and $1.47 per copper pound sold (2015 - $1.30) and co-product all-in sustaining costs for the three months ended December 31, 2016 would be $11.40 per silver ounce sold (2015 - $9.72) and $1.80 per copper pound sold (2015 - $1.61).

5.	Measured and Indicated Mineral Resources are exclusive of Mineral Reserves and calculated in accordance with CIM standards as required under National Instrument 43-101. For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Mineral Reserves and Mineral Resources and related key assumptions and parameters, refer to the “Mineral Reserves and Mineral Resources” section of this MD&A. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an officer of the Company.

Gold production for the year ended December 31, 2016 was 381,663 ounces, compared to 435,718 ounces in the prior year. The Company’s 2016 gold production achieved the mid-point of its 2016 guidance range of 360,000 to 400,000 ounces. When compared to the prior year, higher production from Peak Mines was more than offset by lower production from Mesquite, New Afton and Cerro San Pedro. Cerro San Pedro completed active mining in late June 2016 and has since transitioned to residual leaching, resulting in a planned decrease in gold ounces produced when compared to the prior year.

Gold production for the three months ended December 31, 2016 was 95,883 ounces, compared to 131,719 ounces in the prior-year period. The Company experienced lower gold production at all four operating sites.

Gold sales were 378,239 ounces for the year ended December 31, 2016, compared to 428,852 ounces in the prior year. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced. Gold sales for the three months ended December 31, 2016 was 93,936 ounces, compared to 133,005 ounces in the prior-year period.

Copper production for the year ended December 31, 2016 was 102.3 million pounds compared to 100.0 million pounds produced in the prior year. The Company’s 2016 copper production exceeded the high end of its 2016 guidance range of 81.0 to 93.0 million pounds. For the year ended December 31, 2016, the Company benefitted from higher copper production from both Peak Mines and New Afton as a result of higher throughput when compared to the prior year.

Copper production for the three months ended December 31, 2016 was 25.6 million pounds, compared to 28.8 million pounds in the prior-year period. Higher production at Peak Mines as a result of higher copper grade was offset by lower production at New Afton resulting from a decrease in copper grade and recovery.

Copper sales were 99.2 million pounds for the year ended December 31, 2016 compared to 92.9 million pounds in the prior year. Copper sales volumes were higher than in the prior year as a result of higher production. Copper sales for the three months ended December 31, 2016 were 24.6 million pounds, compared to 25.5 million pounds in the prior-year period.

Silver production for the year ended December 31, 2016 was 1.3 million ounces, compared to 1.9 million ounces in the prior-year period. Silver production for the three months ended December 31, 2016 was 0.3 million ounces, compared to 0.5 million ounces in the prior-year period. Consolidated full-year silver production was below the Company’s 2016 guidance range of 1.6 to 1.8 million ounces.

Operating expenses per gold ounce sold were $640 for the year ended December 31, 2016, compared to $647 in the prior year. Lower operating expenses per gold ounce sold at Peak Mines and Mesquite were only partially offset by higher operating expenses per gold ounce sold at New Afton and Cerro San Pedro. For the year ended December 31, 2016, operating expenses per gold ounce sold benefitted from less tonnes mined at Peak Mines as a result of the mine experiencing higher gold grades and a higher portion of Mesquite’s mining costs being capitalized to leach pad inventory.

Operating expenses per gold ounce sold were $780 for the three months ended December 31, 2016, compared to $614 in the prior-year period. For the three months ended December 31, 2016, operating expenses were negatively impacted by a heap leach silver inventory

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write-down of $24.0 million at Cerro San Pedro, compared to a heap leach silver inventory write-down of $11.4 million at Cerro San Pedro in the prior-year period. Additionally, the increase in operating expenses per gold ounce sold was attributable to lower gold sales volumes.

Total cash costs per gold ounce sold, net of by-product sales, were $349 for the year ended December 31, 2016 compared to $443 in the prior year. For the year ended December 31, 2016, the decrease in total cash costs was primarily driven by lower operating expenses per gold ounce sold as described above and the effect of higher copper sales volumes, partially offset by the effect of lower copper prices.

Total cash costs per gold ounce sold, net of by-product sales, were $360 per ounce for the three months ended December 31, 2016 compared to $389 per ounce in the prior-year period. The decrease in total cash costs relative to the prior-year period was primarily driven by lower operating expenses net of non-cash adjustments and the effect of higher copper prices, partially offset by the effect of lower copper sales volumes.

All-in sustaining costs per gold ounce sold were $692 for the year ended December 31, 2016, compared to $809 in the prior year. The decrease in all-in sustaining costs relative to the prior year was driven by the decrease in total cash costs noted above and lower sustaining capital expenditures, partially offset by lower gold sales volumes. All-in sustaining costs per gold ounce sold were $619 per ounce for the three months ended December 31, 2016, consistent with $613 per ounce in the prior-year period.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

For the year ended December 31, 2016, capital expenditures on Rainy River totalled $466.4 million, compared to $245.5 million in the prior year. The increased activity during the year resulted in the project team continuing to achieve many project advancements: notably, completion of the enclosure of the grinding building, completion of concrete placement and steelwork erection and cladding, completion of powerline construction, reinitiation of water management facility construction, commencement of construction of the revised tailings dam, and stripping of approximately 24 million tonnes of waste and overburden. For the three months ended December 31, 2016, capital expenditures on Rainy River totalled $149.5 million, compared to $144.8 million in the prior-year period. For a detailed project update please refer to the “Development and Exploration Review” section of this MD&A.

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FINANCIAL HIGHLIGHTS

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
FINANCIAL INFORMATION
Revenue	170.3	199.0	683.8	712.9	726.0
Operating margin (1)	55.6	82.6	318.0	293.3	314.9
Revenue less cost of goods sold	(11.9)	8.5	62.6	52.6	97.3
Net (loss) earnings	(19.9)	(9.5)	2.7	(201.4)	(477.1)
Adjusted net (loss) earnings (1)	(2.3)	2.6	24.3	(10.9)	45.2
Cash generated from operations	51.7	84.9	282.2	262.6	268.8
Cash generated from operations before changes in non-cash operating working capital (1)	68.5	87.9	301.8	276.4	319.4
Capital expenditures (sustaining capital) (1)	15.7	21.3	87.4	121.5	129.8
Capital expenditures (growth capital) (1)	149.1	148.3	479.6	268.0	149.5
Total assets	3,948.0	3,675.5	3,948.0	3,675.5	3,881.8
Cash and cash equivalents	185.9	335.5	185.9	335.5	370.5
Long-term debt	889.5	787.6	889.5	787.6	874.3

Share Data
(Loss) earnings per share:
Basic ($)	(0.04)	(0.02)	0.01	(0.40)	(0.95)
Diluted ($)	(0.04)	(0.02)	0.01	(0.40)	(0.95)
Adjusted net earnings (loss) per basic share ($) (1)	$nil	0.01	0.05	(0.02)	0.09
Share price as at December 31 (TSX – Canadian dollars)	4.71	3.22	4.71	3.22	4.99
Weighted average outstanding shares (basic) (millions)	513.0	509.3	511.8	509.0	503.9
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $683.8 million for the year ended December 31, 2016, compared to $712.9 million in the prior year. The benefit from higher gold and silver prices was more than offset by lower gold and silver sales volumes and lower copper prices. Revenue also benefitted from higher copper sales volumes when compared to the prior year.

Revenue was $170.3 million for the three months ended December 31, 2016, compared to $199.0 million in the prior-year period. Similarly, the benefit from higher gold and silver prices and higher copper sales volumes was more than offset by lower gold and silver sales volumes when compared to the prior-year period.

Revenue less cost of goods sold was $62.6 million for the year ended December 31, 2016, compared to $52.6 million in the prior year. The increase in revenue less cost of goods sold was primarily due to lower operating expenses as a result of the Company’s business improvement initiatives, the reduction in mining activity at Cerro San Pedro and the combined benefit of the depreciation of the Canadian dollar and the Mexican peso relative to the U.S. dollar, partially offset by higher depreciation and depletion as a result of the Company’s lower reserve base for the year ended December 31, 2016 when compared to the prior year.

Revenue less cost of goods sold was a $11.9 million loss for the three months ended December 31, 2016, compared to $8.5 million of earnings in the prior-year period. The decrease in revenue less cost of goods sold was primarily due to lower revenue, partially offset by lower operating expenses. Included in operating expenses for the three months ended

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December 31, 2016 was a heap leach silver inventory write-down of $24.0 million at Cerro San Pedro, compared to a heap leach silver inventory write-down of $11.4 million at Cerro San Pedro in the prior-year periods.

Net earnings were $2.7 million or $0.01 per basic share for the year ended December 31, 2016, compared to a net loss of $201.4 million or $0.40 per basic share in the prior year. Net earnings were positively impacted by higher income from operations when compared to the prior-year period. Net earnings for the year ended December 31, 2016 included a foreign exchange gain of $11.7 million, compared to a foreign exchange loss of $98.2 million in the prior year. Additionally, net loss in the prior year included a loss on disposal of El Morro of $98.8 million ($180.3 million included in other gains and losses less associated tax recovery of $81.5 million).

Net loss was $19.9 million for the three months ended December 31, 2016, compared to $9.5 million in the prior-year period. The net loss was negatively impacted by lower revenue less cost of goods sold when compared to the prior-year period. Additionally, the Company recognized an income tax expense of $3.0 million for the three months ended December 31, 2016, compared to an income tax recovery of $30.8 million in the prior-year period.

Adjusted net earnings for the year ended December 31, 2016 was $24.3 million or $0.05 per basic share, compared to an adjusted net loss of $10.9 million or $0.02 per basic share in the prior year. For the year ended December 31, 2016, adjusted net earnings was impacted by reduced operating expenses and reduced finance costs as the Company has capitalized more interest to its qualifying development property than in the prior year. Adjusted net loss for the three months ended December 31, 2016 was $2.3 million or $nil per basic share, compared to adjusted net earnings of $2.6 million or $0.01 per basic share in the prior-year period. For the three months ended December 31, 2016, the decrease in adjusted net earnings was primarily due to the decrease in revenue described above, partially offset by reduced finance costs as described above.

For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Cash generated from operations for the year ended December 31, 2016 was $282.2 million, compared to $262.6 million in the prior year. Cash generated from operations for the three months ended December 31, 2016 was $51.7 million, compared to $84.9 million in the prior-year period. For the year ended December 31, 2016, the increase in cash generated from operations was primarily due to lower operating expenses, higher gold and silver prices and higher copper sales volumes. At December 31, 2016, the Company held an outstanding concentrate receivable of $21.2 million at New Afton which was collected in January 2017. As a result, for the three months ended December 31, 2016, the Company realized less favourable changes in non-cash working capital when compared to the prior-year period.

Cash and cash equivalents were $185.9 million as at December 31, 2016, compared to $151.2 million as at September 30, 2016 and $335.5 million as at December 31, 2015. For the year and three months ended December 31, 2016, cash generated from operations was more than offset by cash used in investing activities due to growth capital expenditures on Rainy River. As a result, the Company drew down $100.0 million from the Company’s revolving credit facility in November 2016. For the year and three months ended December 31, 2016, the Company also benefitted from the receipt of Royal Gold’s final payment under the stream agreement of $75.0 million.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. New Gold’s objective is to pursue corporate development initiatives that will maximize long-term shareholder value.

On October 4, 2016, New Gold announced that the Company further enhanced its liquidity by increasing the size of the Company’s revolving credit facility by $100 million to $400 million and extending the increase in the facility’s associated net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) covenant to the end of 2017. New Gold also entered into gold price option contracts covering 120,000 ounces of New Gold’s first half 2017 gold production. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts will cover 20,000 ounces of gold per month for six months beginning in January 2017. The net cost of entering into the option contracts was $1.0 million. In aggregate, the option contracts provide the Company a guaranteed floor price of $1,300 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce. New Gold entered into the contracts in order to further increase cash flow certainty as the Company invests in the continued construction of its Rainy River project.

On October 27, 2016, New Gold announced that the Company entered into an Earn-in Agreement (the “Agreement”) with Rimfire Pacific Mining NL (“Rimfire”). The Agreement relates to Rimfire’s Fifield Project (“Fifield”), located in central New South Wales, Australia. Pursuant to the Agreement, New Gold will have the option to earn up to a 70% interest in Fifield by incurring a total of A$12 million of exploration expenditures on Fifield over a five-year period.

On November 14, 2016, New Gold fixed the price for 31.7 million pounds (14,400 tonnes) of the Company’s first half 2017 copper production at $2.52 per pound ($5,552 per tonne) using swaps settling against the monthly London Metals Exchange (“LME”) average price. The swaps cover 5.3 million pounds of copper (2,400 tonnes) per month from January through June 2017.

On January 30, 2017, New Gold announced changes to its management and Board of Directors.

•	Randall Oliphant to step down as Executive Chairman, continuing as a member of the Board.
•	Ian Pearce, a member of the Board, to become non-executive Chair of the Board.
•	Hannes Portmann to become President and Chief Executive Officer.

In February 2017, New Gold announced that the Company entered into a binding agreement with Goldcorp Inc. to sell the Company’s 4% stream on future gold production from El Morro for $65 million cash. This transaction will provide the Company with additional liquidity as the Company advances the construction of Rainy River. This transaction is expected to close on February 17, 2017.

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CORPORATE SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY HIGHlights for 2016

•     The Independent Tailings Review Board conducted reviews at Blackwater, New Afton and Rainy River. Recommendations have been implemented.

•     A five-year Environment and Social Responsibility Strategic Plan was developed through collaboration with all New Gold operations.

•     Cerro San Pedro continues to work with nearby communities as it moves toward closure by improving local infrastructure, supporting a grassroots entrepreneurial development program and a skills training program for the local communities.

•     Rainy River continues to work toward final approvals of amendments to its existing permits. The team also continues to work with local regulators, communities, and Aboriginal groups during the project’s construction phase.

•     Cerro San Pedro received the Casco de Plata National Safety Award for fourth consecutive year.

•     Rainy River achieved four million man hours without a Lost Time Injury (LTI).

•     New Afton achieved two years without a LTI.

CORPORATE SOCIAL RESPONSIBILITY Targets for 2017

•     Develop the New Gold Indigenous Strategy to facilitate the efficient implementation of our commitments to Indigenous people through continued dialog and coordination of activities and providing guidance for site personnel in areas such as employment, business opportunities and cultural awareness programs.

•     Reduce significant incidents by an additional 5% across the Company.

•     Reduce Lost Time Injury Frequency Rate (LTIFR) and Total Reportable Injury Frequency Rate (TRIFR)

•     Establish guidance for workforce with regard to high risk activities such as working at heights, confined space, lock-out/tag-out and hazardous substances.

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

As a participant of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s objectives include protecting the welfare of its employees and contractors through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. The Company strives to create a culture of inclusiveness and tolerance that begins at the top and is reflected in its hiring, promotion and overall human resources practices. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

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The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and other lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strives to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

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NEW GOLD’S INVESTMENT THESIS

Our primary focus is the exploration, development and operation of our portfolio of gold producing assets. We currently have an established foundation, with our four producing assets providing us with the cash flow that should position us to grow the business as we further explore and develop our exciting development projects. As we deliver on what we believe is an industry-leading organic growth profile, we intend to remain focused on the following key strengths that have helped New Gold become a leading intermediate producer.

PORTFOLIO OF ASSETS IN TOP-RATED JURISDICTIONS	New Gold has a diverse portfolio of assets. Operating assets consist of New Afton in Canada, Mesquite in the United States, Peak Mines in Australia and Cerro San Pedro in Mexico, which transitioned into residual leaching in the second half of 2016. Significant development projects include Rainy River and Blackwater in Canada. All assets are located in jurisdictions that have been ranked in the top five mining jurisdictions based on the Behre Dolbear Report “2015 Ranking of Countries for Mining Investment”. In 2016, 42% of our revenue was generated from Canada, 23% from Australia, 21% from the United States and 14% from Mexico, and over 90% of our gold reserves are located in Canada.

INVESTED AND EXPERIENCED TEAM	New Gold has an invested and experienced executive management team and Board of Directors with extensive mining sector knowledge, a successful track record of identifying and developing mines and significant experience in leading successful mining companies. Our Board of Directors provides valuable stewardship and includes individuals with a breadth of knowledge across the mining sector that the Company believes provides New Gold with a distinct competitive advantage.

AMONG LOWEST- COST PRODUCERS WITH ESTABLISHED TRACK RECORD	New Gold has a portfolio of mines that have a history of delivering on consolidated Company guidance. In 2016, New Gold achieved its production guidance at low costs which enable us to generate robust margins. New Gold produced 381,663 gold ounces at operating expenses per gold ounce sold of $640 and all-in sustaining costs of $692 per gold ounce sold net of by-product sales. New Gold’s costs continue to be well below the industry average.

PEER-LEADING GROWTH PIPELINE	In addition to our operating mines, we have development potential that significantly enhances our production base and growth profile. As at December 31, 2016, the Rainy River project contains Proven and Probable Mineral Reserves of 3.9 million gold ounces and 10 million silver ounces and the Blackwater project contains Proven and Probable Mineral Reserves of 8.2 million gold ounces and 61 million silver ounces. Please refer to the “Mineral Reserves and Mineral Resources” section of this MD&A for further details

A HISTORY OF VALUE CREATION	Since the middle of 2008, New Gold has grown through the acquisition of largely single asset companies which has further strengthened the Company. The experience of our management team and Board of Directors has allowed the Company to be opportunistic in its corporate development initiatives. In addition, New Gold continues to look for opportunities to organically increase the value of each of its operations.

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OUTLOOK FOR 2017

Going forward, New Gold’s asset by asset cost guidance will include operating expense per gold ounce sold, operating expense per copper pound sold and all-in sustaining costs per gold ounce sold. Operating expense per unit of metal sold apportions the Company’s operating expenses, as shown on New Gold’s consolidated income statement, to each metal on a percentage of revenue basis. New Gold will continue to provide total cash cost guidance on a consolidated basis, but not at the asset level.

	Gold Production(1)	Copper Production(1)	Operating Expense(3) (5)	Operating Expense(3) (5)	All-in Sustaining Costs(4) (5)
	(thousands of ounces)	(millions of pounds)	(per gold ounce sold)	(per copper pound sold)	(per gold ounce sold)
Rainy River(2)	50 - 60	-	$905 - $945	-	$1,200 - $1,240
New Afton	70 - 80	85 - 95	$405 - $445	$0.80 - $1.00	($280) - ($240)
Mesquite	140 - 150	-	$675 - $715	-	$805 - $845
Peak Mines	85 - 95	~15	$780 - $820	$1.55 - $1.75	$1,060 - $1,100
Cerro San Pedro	35 - 45	-	$1,080 - $1,120	-	$1,090 - $1,130
Total	380 - 430	100 - 110	$630 - $670	$1.25 - $1.45	$825 - $865
1.	Note: consolidated silver production is estimated to be approximately 1.1 million ounces in 2017.
2.	Rainy River gold production guidance includes pre-commercial production of approximately 15,000 ounces. Rainy River operating expense per gold ounce sold and all-in sustaining costs per gold ounce sold are calculated based on commercial production ounces.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	Net of by-product silver and copper revenues.
5.	For details on the key assumptions, which apply to all 2016 and 2017 production and cost guidance contained in this MD&A, refer to “Total Operating Expense and All-in Sustaining Costs per Gold Ounce Sold” below.

Production

New Gold’s 2017 consolidated gold production is expected to increase relative to the prior year due to the planned September start-up of Rainy River. Consolidated gold production from New Afton, Mesquite and the Peak Mines should remain in line with 2016 production levels, however, production at Cerro San Pedro is scheduled to decrease as the mine enters its first full year of residual leaching. Copper production is expected to increase slightly at New Afton due to higher copper grades, while copper production from the Peak Mines is expected to be in line with 2016. Consolidated silver production is scheduled to remain in line with the prior year at approximately 1.1 million ounces.

Consistent with previous years, New Gold’s 2017 full-year gold production is not scheduled to be evenly distributed across the four quarters. Consolidated gold production is expected to build steadily throughout the year with the fourth quarter benefitting from the start-up of Rainy River.

Total Operating Expense and All-in Sustaining Costs per Gold Ounce Sold

New Gold’s by-product pricing assumptions for 2017 are $2.50 per copper pound and $16.00 per silver ounce. The 2017 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.30, $1.35 and $20.00 to the U.S. dollar, are in line with spot exchange rates.

The Company’s 2017 operating expense will increase due to the advancement of Rainy River into production, however, operating expense per gold ounce and operating expense per copper pound should both remain in line with 2016.

Consolidated total cash costs for the year are expected to increase by approximately $65 per ounce to $395 to $435 per ounce as a result of higher gross operating costs attributable to the start-up of Rainy River, partially offset by higher by-product revenues. New Gold’s 2017 all-in sustaining costs are expected to increase by approximately $150 per ounce when

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compared to the $692 per ounce delivered in 2016. 2017 sustaining costs, including sustaining capital, exploration, general and administrative and amortization and reclamation expenditures, are expected to increase by approximately $35 million relative to the prior year with the increase in sustaining capital expenditures from the start-up of Rainy River, and increased underground development costs at New Afton and Peak Mines, partially offset by lower capital expenditures at Mesquite.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that is critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 381,663 gold ounces for the year ended December 31, 2016 and 95,883 gold ounces for the three months ended December 31, 2016. New Gold’s portfolio of operating mines produced 435,718 gold ounces for the year ended December 31, 2015 and 131,719 gold ounces for the three months ended December 31, 2015.

Operating expenses per gold ounce sold for the year and three months ended December 31, 2016 were $640 and $780, respectively. Operating expenses per copper pound sold for the year and three months ended December 31, 2016 were $1.14 and $1.58, respectively. Operating expenses per silver ounce sold for the year and three months ended December 31, 2016 were $8.75 and $10.82, respectively.

Operating expenses per gold ounce sold for the year and three months ended December 31, 2015 were $647 and $614, respectively. Operating expenses per copper pound sold for the year and three months ended December 31, 2015 were $1.36 and $1.21, respectively. Operating expenses per silver ounce sold for the year and three months ended December 31, 2015 were $8.66 and $8.10, respectively.

Total cash costs and all-in sustaining costs for the year ended December 31, 2016, net of by-product sales, were $349 and $692 per gold ounce sold, respectively. For the three months ended December 31, 2016 total cash costs and all-in sustaining costs, net of by-product sales, were $360 and $619 per gold ounce sold, respectively.

Total cash costs and all-in sustaining costs for the year ended December 31, 2015, net of by-product sales, were $443 and $809 per gold ounce sold, respectively. For the three months ended December 31, 2015 total cash costs and all-in sustaining costs, net of by-product sales, were $389 and $613 per gold ounce sold, respectively.

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Commodity Prices

Gold prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the first quarter of 2016, the Company entered into gold price option contracts related to its remaining 2016 production in order to further increase cash flow certainty and reduce exposure to fluctuations in the gold price. The Company purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. The net cost of entering into these gold price option contracts was $2.1 million. For the year ended December 31, 2016, the Company recognized $1.5 million in revenue related to these gold price option contracts.

In the third quarter of 2016, the Company entered into further gold price option contracts related to its production for the first half of 2017. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts cover 20,000 ounces of gold per month for six months beginning in January 2017. New Gold entered into the contracts in order to further increase cash flow certainty as the Company invests in the continued construction of its Rainy River project. The net cost of entering into these gold price option contracts was $1.0 million. With the delay in startup of the Rainy River project until September 2017, the Company may increase its hedging program to reduce the price risk associated with its operating cash flow prior to commercial production. Please refer to the “Corporate Developments” section of this MD&A for further information.

For the year ended December 31, 2016, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,219 and $1,255, respectively, compared to the London Bullion Market Association (“LBMA”) p.m. average gold price of $1,251 per ounce. For the three months ended December 31, 2016, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,176 and $1,211, respectively, compared to the LBMA p.m. average gold price of $1,222 per ounce.

The differences between New Gold’s average realized gold price and the LBMA p.m. average gold price are primarily a result of the mark-to-market of unsettled ounces at the end of the period and the timing of sales.

Copper prices

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017, at a fixed price of $2.52 per pound settling against the LME monthly average price. The copper forward

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contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. With the delay in startup of the Rainy River project until September 2017, the Company may increase its hedging program to reduce the price risk associated with its operating cash flow prior to commercial production.

For the year ended December 31, 2016, New Gold’s copper revenue per pound and average realized copper price per pound were $2.03 and $2.23, respectively, compared to the average LME copper price of $2.21 per pound. For the three months ended December 31, 2016, New Gold’s copper revenue per pound and average realized copper price per pound were $2.22 and $2.45, respectively, compared to the average LME copper price of $2.39 per pound. For the year and three months ended December 31, 2016, New Gold’s average realized copper price per pound was consistent with the average LME copper price.

Silver prices

For the year ended December 31, 2016, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.68 and $17.15, respectively, consistent with the LBMA p.m. average silver price of $17.14 per ounce. For the three months ended December 31, 2016, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.19 and $16.80, respectively, compared to the LBMA p.m. average silver price of $17.19 per ounce. The average realized silver price was lower than the market price due to the timing of sales.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened against the U.S. dollar by approximately 2% from September 30, 2016 to December 31, 2016. The average Canadian dollar against the average U.S. dollar for the three months ended December 31, 2016 was consistent with the prior-year period. The average Canadian dollar against the average U.S. dollar for the year ended December 31, 2016 weakened by approximately 4% when compared to the prior year. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of the capital costs are denominated in Canadian dollars.

The Australian dollar weakened against the U.S. dollar by approximately 6% from September 30, 2016 to December 31, 2016. The average Australian dollar against the average U.S. dollar for the three months ended December 31, 2016 strengthened by approximately 4% when compared to the prior-year period. The average Australian dollar against the average U.S. dollar for the year ended December 31, 2016 weakened by approximately 1% when compared to the prior year. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines, as a significant portion of operating costs are denominated in Australian dollars.

The Mexican peso weakened against the U.S. dollar by approximately 7% from September 30, 2016 to December 31, 2016. The average Mexican peso against the average U.S. dollar for the three months ended December 31, 2016 weakened by approximately 18% when compared to the prior-year period. The average Mexican peso against the average U.S. dollar for the year ended December 31, 2016 weakened by approximately 18% when compared to the prior year. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

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For an analysis of the impact of foreign exchange fluctuations on operating costs for the year and three months ended December 31, 2016 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price at the end of the year decreased by 13% since the end of the third quarter and increased by 8% since the start of 2016. Gold experienced considerable volatility during the year, initially performing well as expectations for interest rate hikes were lowered, and then declining as prospects for the US economy improved. The transition of the presidency in the United States has brought considerable uncertainty and unpredictability, which suggests a constructive environment for gold. Although U.S. economic data continues to demonstrate progress, this comes hand in hand with enhanced inflation expectations, particularly if the infrastructure program being contemplated by the new administration comes to fruition, all of which would provide scope for increased investment demand for gold.

Furthermore, prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products is down more than 30% from the peak in 2012, suggesting that the broad investment community has capacity to add length to positions as sentiment improves. As a low all-in sustaining cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL RESULTS

Summary of Quarterly and Year-to-Date Financial Results

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
FINANCIAL RESULTS
Revenue	170.3	199.0	683.8	712.9	726.0
Operating expenses	114.7	116.4	365.8	419.6	411.1
Depreciation and depletion	67.5	74.1	255.4	240.7	217.6
Revenue less cost of goods sold	(11.9)	8.5	62.6	52.6	97.3

Corporate administration	6.4	3.7	22.9	20.4	25.4
Provision for office consolidation	-	-	-	3.0	-
Share-based payment expenses	0.5	1.6	8.3	7.3	7.5
Asset Impairment	6.4	20.1	6.4	20.1	395.8
Exploration and business development	3.9	1.7	10.1	6.5	11.8
(Loss) earnings from operations	(29.1)	(18.6)	14.9	(4.7)	(343.2)

Finance income	0.7	0.4	1.4	1.4	1.1
Finance costs	(1.5)	(7.1)	(10.5)	(38.5)	(26.7)
Other losses
Unrealized gains on share purchase warrants	1.5	4.4	0.2	14.2	8.5
(Loss) gain on foreign exchange	(7.0)	(25.6)	11.7	(98.2)	(47.5)
Gain (loss) on disposal of El Morro	-	1.7	-	(180.3)	-
Other loss on disposal of assets	(0.4)	(4.1)	-	(4.8)	(1.7)
Financial instrument transaction costs	-	0.2	-	(2.4)	-
Unrealized gain (loss) on revaluation of gold stream obligation	3.3	9.4	(31.1)	6.2	-
Gain on revaluation of gold price option contracts	15.7	-	14.5	-	-
(Loss) gain on revaluation of available-for-sale securities	(0.2)	(0.1)	0.5	(0.2)	(0.1)
Other	0.1	(0.9)	0.4	(1.0)	0.1
(Loss) earnings before taxes	(16.9)	(40.3)	2.0	(308.3)	(409.5)
Income tax (expense) recovery	(3.0)	30.8	0.7	106.9	(67.6)
Net (loss) earnings	(19.9)	(9.5)	2.7	(201.4)	(477.1)
Adjusted net (loss) earnings(1)	(2.3)	2.6	24.3	(10.9)	45.2
1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue

For the year ended December 31, 2016, the decrease in revenue was primarily due to a $66.8 million decrease from lower gold and silver sales volumes and a $19.8 million decrease driven by lower copper prices, partially offset by a $42.3 million increase driven by higher gold and silver prices and a $15.2 million increase due to higher copper sales volumes. For the three months ended December 31, 2016, the decrease in revenue was primarily due to lower metal sales volumes, partially offset by higher gold, copper and silver prices.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

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Operating expenses

For the year and three months ended December 31, 2016, the decrease in operating expenses reflects the reduction in mining activity at Cerro San Pedro and the Company’s business improvement initiatives. For the year ended December 31, 2016, operating expenses also benefitted from the depreciation of the Canadian dollar relative to the U.S. dollar. Included in operating expenses for the year and three months ended December 31, 2016 was a heap leach silver inventory write-down of $24.0 million at Cerro San Pedro, compared to a heap leach silver inventory write-down of $11.4 million at Cerro San Pedro in the prior-year periods.

Depreciation and depletion

For the year ended December 31, 2016, the increase in depreciation and depletion is primarily a result of higher production at Peak Mines and the lower reserve base for Peak Mines when compared to the prior year. Higher depreciation and depletion at Peak Mines was only partially offset by lower depreciation and depletion at New Afton and Mesquite. For the three months ended December 31, 2016, the decrease in depreciation and depletion was primarily a result of lower quarterly production across all operating sites.

Revenue less cost of goods sold

For the year ended December 31, 2016, revenue less cost of goods sold increased as the benefit from higher gold and silver prices and reduced operating expenses offset lower gold and silver sales volumes and the increase in depreciation and depletion. For the three months ended December 31, 2016, revenue less cost of goods sold decreased as the benefit from higher gold and silver prices was offset by lower gold and silver sales volumes.

Corporate administration and share-based payment expenses

For the year ended December 31, 2016, corporate administration costs were consistent with the prior year. For the three months ended December 31, 2016, the increase in corporate administration costs were as a result of severance expenses in the period. For the year and three months ended December 31, 2016, share-based payment expenses were consistent with the prior-year periods.

Asset Impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset is estimated when an indication of impairment exists. Indicators of impairment existed for the Company’s 3% net sales revenue (“NSR”) royalty on the production of the Rio Figueroa property (“Rio Figueroa NSR”) which is classified as an exploration and evaluation asset. The Company acquired this asset in 2014 in exchange for its 30% holding of the property. During the fourth quarter of 2016 and as part of its Life of Mine (“LOM”) update process the Company considered the status of the project. There has been a lack of activity at the project since its acquisition and the project is not currently included in the growth pipeline of its operator. This is in contrast with the Company’s other royalty and stream assets where the projects have continued to advance. The Company has identified this as an indicator of impairment for the Rio Figueroa NSR asset. For the year ended December 31, 2016, the Company recorded an impairment charge of $6.4 million within income from operations. For further details on the methodology and key assumptions of this impairment charge, please refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016. For the year and three months ended December 31, 2015, an impairment loss of $20.1 million was recorded at Peak Mines resulting from the fair value of the Peak Mines CGU being impacted by the decreased production profile.

Exploration and business development

Expensed exploration in the current year was primarily incurred at Peak Mines and New Afton. The prior year included expensed exploration costs primarily incurred at Peak Mines and Blackwater. The current year included a refunded tax credit of $0.9 million at Blackwater related to the British Colombia Mining Exploration Tax Credit, compared to a refunded

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tax credit of $1.4 million in the prior year. Exploration costs at Rainy River were capitalized to mineral interest in both the current and prior years.

Capitalized exploration costs were $4.4 million for the year ended December 31, 2016 compared to $5.1 million in the prior year. Capitalized exploration in the current period was primarily incurred at the New Afton C-zone and Rainy River. The prior year included capitalized exploration primarily incurred at the Peak Mines and Rainy River. Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Other losses

The following other losses are added back for the purposes of adjusted net earnings:

Share purchase warrants

For the year and three months ended December 31, 2016, the Company recorded a gain on share purchase warrants, consistent with the prior-year periods. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Gold stream obligation

For the year ended December 31, 2016, the unrealized loss on revaluation of the gold stream obligation derivative instrument was related to the change in the risk-free rate used to value this obligation and the increase in gold prices. The gain or loss on the revaluation of the gold stream obligation as a result of the change in the Company’s own credit risk is recorded in other comprehensive income.

Gold price option contracts

During the current year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. Derivative instruments are fair valued at the end of each reporting period. For the year and three months ended December 31, 2016, the Company recognized a gain on the revaluation of gold price option contracts due primarily to the decrease in gold prices. Please refer to the “Corporate Developments” section of this MD&A for more information on the Company’s gold price option contracts.

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax recovery for the year ended December 31, 2016 was $0.7 million on income before taxes of $2.0 million compared to $106.9 million in the prior-year period on a loss before taxes of $308.3 million, reflecting an effective tax rate of (35%) in 2016 compared to 35% in 2015. The current year unadjusted tax rate is impacted by foreign exchange movements on the deferred tax related to non-monetary assets and liabilities on translation. For the year ended December 31, 2016, the Company recorded a foreign exchange gain of $13.8 million on non-monetary assets and liabilities compared to a foreign exchange gain of $24.2 million in the prior year with no associated tax impact. For the year ended December 31, 2015 the unadjusted tax rate was impacted due to lower Chilean income taxes applicable on the sale of the Company’s 30% interest in El Morro completed in the prior year.

The Company had unrecognized deferred tax assets in Mexico of $18.4 million for the year ended December 31, 2016 compared to $19.8 million in the prior year. Additionally, the Company had $1.2 million of unrecognized deferred tax

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assets in the U.S. relating to an alternative minimum tax credit for the year ended December 31, 2016, compared to $3.5 million in the prior year. The deferred tax assets were not recognized as the Company did not meet more likely than not criteria for recognizing these assets.

During the year the Company paid income taxes of $6.9 million compared to $19.4 million in the prior year. The decrease is primarily due to the refunds received in the U.S. and in Mexico. The Company also received $0.9 million of refundable tax credits provided by the province of British Columbia as an incentive for exploration compared to the receipt of $1.4 million in the prior year.

On an adjusted net earnings basis, the adjusted tax expense for the year ended December 31, 2016 was $15.2 million, compared to $3.2 million in the prior year. The adjusted tax recovery excludes the impact of foreign exchange, the loss on revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts. The higher adjusted tax reflects the greater impact of a permanent difference over adjusted earnings compared to an adjusted net loss in the prior period. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Net earnings (loss)

For the year ended December 31, 2016, net earnings were positively impacted by higher revenue less cost of goods sold. Net earnings further benefitted from a lower impairment loss than in the prior year, as described above. Additionally, net loss in the prior year included a loss on disposal of El Morro of $98.8 million ($180.3 million included in other gains and losses less associated tax recovery of $81.5 million). For the three months ended December 31, 2016, the increase in net loss was primarily driven by the income tax expense recognized in the current period, when compared to the income tax recovery recognized in the prior-year period.

RECONCILIATION OF NET EARNINGS (LOSS) – 2015 TO 2016

(in millions of U.S. dollars)

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RECONCILIATION OF NET EARNINGS (LOSS) – Q4 2015 TO Q4 2016

(in millions of U.S. dollars)

Adjusted net earnings (loss)

Please see below for a reconciliation of adjusted net earnings for the year and three months ended December 31, 2016 from the prior-year periods.

RECONCILIATION OF ADJUSTED NET EARNINGS (LOSS) – 2015 TO 2016

(in millions of U.S. dollars)

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RECONCILIATION OF ADJUSTED NET (LOSS) EARNINGS – Q4 2015 TO Q4 2016

(in millions of U.S. dollars)

The net earnings have been adjusted, including the associated tax impact, for inventory write-downs, asset impairments and costs in “Other losses” on the audited consolidated income statement, excluding the Company’s share of the net loss of El Morro. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the fair value changes for gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

24

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Operating information
Gold production (ounces)	95,883	95,546	99,423	90,811	131,719	122,580	86,442	94,977	105,992
Gold sales (ounces)	93,936	96,452	101,820	86,031	133,005	115,695	87,754	92,398	104,224

Revenue	170.3	178.7	180.3	154.5	199.0	177.3	167.7	168.9	188.1

Net earnings (loss)	(19.9)	5.1	(8.8)	26.8	(9.5)	(157.8)	9.4	(43.8)	(431.9)
per share:
Basic ($)	(0.04)	0.01	(0.02)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)
Diluted ($)	(0.04)	0.01	(0.02)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)

Adjusted net earnings (loss) per share:	(2.3)	13.4	13.7	(0.4)	2.6	(8.5)	(1.3)	(4.9)	13.4
Basic ($)	$nil	0.03	0.03	$nil	0.01	(0.02)	$nil	(0.01)	0.03
Diluted ($)	$nil	0.03	0.03	$nil	0.01	(0.02)	$nil	(0.01)	0.03

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

25

REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia, Canada. The mine is a large underground block cave copper and gold mine. At December 31, 2016, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.0 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 950 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

AT-A-GLANCE

2017 GUIDANCE:

Gold: 70,000 - 80,000 ounces

copper: 85 - 95 million pounds

OPERATING EXPENSE/gold OZ: $405 -$445

ALL-IN SUSTAINING COSTS/OZ: ($280) - ($240)

2016 Production:

Gold: 98,098 Ounces

copper: 87.3 million pounds

OPERATING EXPENSE/gold OZ: $415

ALL-IN SUSTAINING COSTS/OZ: ($218)

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Operating information
Ore mined (thousands of tonnes)	1,628	1,525	6,113	5,255	4,792
Ore processed (thousands of tonnes)	1,522	1,355	5,773	5,097	4,792
Average grade:
Gold (grams/tonne)	0.60	0.83	0.65	0.78	0.81
Copper (%)	0.78	0.97	0.81	0.90	0.94
Recovery rate (%):
Gold	80.9	83.9	81.9	82.5	83.4
Copper	81.5	86.2	84.4	84.9	84.9
Gold (ounces):
Produced (1)	23,879	30,231	98,098	105,487	104,589
Sold (1)	24,171	28,473	96,851	99,458	102,060
Copper (millions of pounds):
Produced (1)	21.4	25.1	87.3	86.0	84.5
Sold (1)	21.1	22.2	84.9	79.7	81.5
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.3	0.3	0.2
Sold (1)	0.1	0.1	0.3	0.2	0.2
Revenue
Gold ($/ounce)	1,102	999	1,140	1,061	1,155
Copper ($/pound)	2.24	1.97	2.03	2.21	2.80
Silver ($/ounce)	14.97	12.72	16.52	13.63	16.85
Average realized price (1)(2):
Gold ($/ounce)	1,212	1,099	1,251	1,164	1,248
Copper ($/pound)	2.47	2.17	2.23	2.42	3.03
Silver ($/ounce)	16.47	14.00	18.14	14.94	18.21

26

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Operating information
Operating expenses per gold ounce sold ($/ounce) (4)	415	344	415	364	315
Operating expenses per copper pound sold ($/pound) (4)	0.84	0.68	0.74	0.76	0.77
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(720)	(614)	(634)	(724)	(1,248)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(253)	(340)	(218)	(242)	(650)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	525	433	526	464	409
Copper ($/pound)	1.07	0.86	0.94	0.96	0.99
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	691	539	686	642	610
Copper ($/pound)	1.41	1.07	1.22	1.34	1.48

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Financial Information:
Revenue	74.9	73.1	287.2	284.6	350.2
Operating margin(2)	46.6	47.9	182.4	186.9	254.7
Revenue less cost of goods sold	11.5	7.4	45.1	44.7	125.2
Capital expenditures (sustaining capital) (2)	10.2	7.4	37.7	46.7	59.7
Capital expenditures (growth capital) (2)	0.2	0.8	3.2	15.4	31.2
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

Operating results

Production

For the year ended December 31, 2016, gold production decreased relative to the prior year as a planned increase in mill throughput was more than offset by an expected decrease in gold grade. Gold recovery remained in line with the prior year despite the lower gold grade and increase in throughput as a result of the Company’s successful completion of the mill expansion project in 2015. New Afton’s full-year gold production achieved the high end of its guidance range of 90,000 to 100,000 ounces.

For the three months ended December 31, 2016, the decrease in gold production was attributable to an expected decrease in gold grade and gold recovery, partially offset by an increase in mill throughput. New Afton’s average mill throughput during the quarter was over 17,000 tonnes per day.

For the year ended December 31, 2016, copper production was consistent with the prior year as higher mill throughput offset a decrease in copper grade, while copper recovery remained consistent with the prior year. New Afton’s full-year copper production exceeded the high end of its guidance range of 75 to 85 million pounds. For the three months ended December 31, 2016, the decrease in copper production was due to a decrease in copper grade and recovery.

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Revenue

For the year ended December 31, 2016, revenue was consistent with the prior year. The impact of a $10.4 million increase in metal sales volumes was only partially offset by a $7.8 million decrease driven by lower metal prices. For the three months ended December 31, 2016, the impact of higher metal prices was partially offset by lower metal sales volumes.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 24,100 ounces of gold and 48.3 million pounds of copper. Exposure to these movements in market metal prices is reduced by 22,100 ounces of gold swaps and 45.9 million pounds of copper swaps outstanding as at December 31, 2016, with settlement periods ranging from February 2017 to April 2017.

Revenue less cost of goods sold

For the year ended December 31, 2016, revenue less cost of goods sold was consistent with the prior year. For the three months ended December 31, 2016, the increase in revenue less cost of goods sold was primarily due to lower depreciation and depletion. Depreciation and depletion was lower than in the prior-year period as a result of lower production.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the year ended December 31, 2016, the increase in operating expenses per gold ounce sold was due to higher operating expenses and lower gold sales volumes. Operating expenses were higher than in the prior year due to high costs associated with mining and processing additional ore as a result of New Afton experiencing lower gold and copper grades. For the three months ended December 31, 2016, the increase in operating expenses per gold ounce sold was due to lower gold sales volumes.

For the year ended December 31, 2016, the increase in total cash costs was primarily driven by a decrease in by-product revenues and an increase in operating expenses as described above. For the three months ended December 31, 2016, the decrease in total cash costs was driven by an increase in by-product revenues as a result of higher copper prices.

For the year ended December 31, 2016, the increase in all-in sustaining costs was due to higher total cash costs, partially offset by lower sustaining capital expenditures. For the three months ended December 31, 2016, the increase in all-in sustaining costs was due primarily to higher sustaining capital expenditures.

New Afton’s 2016 full-year costs were approximately $330 per ounce below the guidance ranges set in early 2016, of $95 to $135 per ounce for all-in sustaining costs and ($335) to ($295) per ounce for total cash costs. The $330 per ounce decrease in costs relative to guidance was due to the combined benefit of copper production being above the high end of the guidance range and the realized copper price being above the guidance assumption, which was only partially offset by the appreciation of the Canadian dollar relative to the assumption used when setting guidance.

Capital expenditures

In both the current year and the prior year, sustaining capital expenditures were primarily related to mine development costs and the tailings dam raise projects. For the year ended December 31, 2016, the decrease in growth capital expenditures was as a result of the completion of the mill expansion in the second quarter of 2015.

Impact of foreign exchange on operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the year ended December 31, 2016, the value of the U.S. dollar averaged $1.32 against the Canadian dollar compared to $1.28 in the prior year, resulting in a positive impact on total cash costs of $50 per gold ounce sold. For the three months ended December 31, 2016, the value of the U.S. dollar averaged $1.33 against the Canadian dollar, consistent with the prior-year period.

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Exploration activities

During 2016, fourteen core holes totalling 8,537 metres were completed to test the potential to expand the C-zone block cave mineral reserve beyond its currently defined limits. During the fourth quarter of 2016, results of this work were incorporated into the Company’s updated Mineral Resource and Reserve estimates for year-end 2016. During 2016, the Company also conducted first pass drill testing of several near-surface targets identified within the New Afton mine lease, completing a total of 9,700 metres in 22 diamond drill core holes during the year. The results of this work have been incorporated into plans for the 2017 New Afton exploration program.

Outlook for 2017

Gold production at New Afton should decrease relative to 2016 due to an expected decrease in gold grade and recovery. The mine is expected to operate at similar throughput levels to 2016. Copper production should remain in line with 2016.

New Afton’s 2017 operating expenses should remain in line with 2016, while all-in sustaining costs are targeted to remain among the lowest in the industry. The decrease in all-in sustaining costs is due to an increase in by-product revenues of approximately $35 million, or $460 per ounce, resulting from the 2017 copper price assumption being higher than the 2016 realized price. This is partially offset by an increase in sustaining costs of approximately $17 million, or $225 per ounce, mainly attributable to increased mine development of the B3 zone.

Year ended December 31
	2016 Actuals	2017 Guidance
2016 Actuals and 2017 guidance
Gold (ounces)	98,098	70-000 - 80,000
Copper (millions of pounds)	87.3	85 - 95
Operating expenses per gold ounce sold ($/ounce)	415	405 - 445
Operating expenses per copper pound sold ($/pound)	0.74	0.80 - 1.00
All-in sustaining costs ($/ounce)	(218)	(280) - (240)
Capital expenditures (sustaining capital) (millions of U.S dollars)	37.7	55
Capital expenditures (growth capital) (millions of U.S dollars)	3.2	5

Please refer to the “Outlook for 2017” section of this MD&A for details of the relevant key assumptions.

29

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach gold mining operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2016, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.0 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

AT-A-GLANCE

2017 GUIDANCE:

Gold: 140,000 - 150,000 ounces

OPERATING EXPENSES/oz: $675 - $715

ALL-IN SUSTAINING COSTS/OZ: $805 - $845

2016 production:

Gold: 111,123 ounces

OPERATING EXPENSES/oz: $628

ALL-IN SUSTAINING COSTS/OZ: $979

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	5,762	5,436	18,969	19,987	13,550
Waste mined (thousands of tonnes)	5,021	3,158	39,782	38,791	37,107
Ratio of waste to ore	0.87	0.58	2.10	1.94	2.74
Average grade:
Gold (grams/tonne)	0.31	0.39	0.38	0.34	0.40
Gold (ounces):
Produced (1)(2)	39,353	43,389	111,123	134,868	106,670
Sold (1)	38,366	44,474	113,843	133,712	103,654
Revenue
Gold ($/ounce)	1,217	1,098	1,244	1,144	1,254
Average realized price (3):
Gold ($/ounce)	1,217	1,098	1,244	1,144	1,254
Operating expenses per gold ounce sold ($/ounce) (4)	660	621	628	734	900
Total cash costs per gold ounce sold ($/ounce) (3)	670	631	638	743	909
All-in sustaining costs per gold ounce sold ($/ounce) (3)	771	869	979	1,156	1,266

FINANCIAL INFORMATION
Revenue	46.7	48.8	141.7	152.9	102.4
Operating margin(3)	21.4	21.2	70.2	54.8	9.1
Revenue less cost of goods sold	7.9	6.6	31.3	12.1	(16.9)
Capital expenditures (sustaining capital)(3)	1.9	10.1	35.6	53.2	33.2
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

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Operating results

Production

For the year ended December 31, 2016, the decrease in gold production was primarily due to lower recoveries associated with the transitional material which was only partially offset by higher gold grades mined. Mesquite’s full-year production came in below the low end of its guidance range of 130,000 to 140,000 ounces.

For the three months ended December 31, 2016, the decrease in production was due to lower gold grade, partially offset by higher tonnes placed on the leach pad when compared to the prior-year period. Despite this, Mesquite’s fourth quarter was the mine’s strongest quarter of the year.

Revenue

For the year ended December 31, 2016, the decrease in revenue was attributed to the impact of a $22.6 million decrease driven by lower gold sales volumes, partially offset by a $11.4 million increase due to higher gold prices. For the three months ended December 31, 2016, revenue was consistent with the prior-year period, as the impact of lower gold sales volumes was offset by higher gold prices.

Revenue less cost of goods sold

For the year ended December 31, 2016, the increase in revenue less cost of goods sold is attributable to lower operating expenses and lower depreciation and depletion, partially offset by lower revenue. Operating expenses were lower than in the prior year as a result of lower production, lower diesel prices and a higher portion of Mesquite’s mining costs being capitalized to leach pad inventory. For the three months ended December 31, 2016, revenue less cost of goods sold was consistent with the prior-year period.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the year ended December 31, 2016, the decrease in operating expenses and total cash costs per gold ounce sold was primarily attributable to lower operating expenses, as described above. For the three months ended December 31, 2016, the increase in operating expenses and total cash costs per gold ounce was primarily due to lower gold sales volumes when compared to the prior-year period.

For the year and three months ended December 31, 2016, the decrease in all-in sustaining costs per gold ounce sold was primarily attributable to lower sustaining capital expenditures. For the year ended December 31, 2016, all-in sustaining costs per gold ounce sold also benefitted from lower operating expenses per gold ounce sold when compared to the prior year.

Capital expenditures

For the year and three months ended December 31, 2016, the decrease in capital expenditures was a result of lower capitalized waste stripping expenditures as the focus in the first half of 2015 was on waste stripping and additional spending in the prior year on the leach pad expansion.

Outlook for 2017

As planned, production at Mesquite is expected to increase relative to 2016 with gold grade increasing towards reserve grade and recoveries improving as mining has moved away from the transition zones encountered in 2016.

2017 operating expenses are expected to increase relative to 2016 due to the combination of higher tonnes processed and no waste stripping being capitalized. Mesquite’s 2017 all-in sustaining costs are targeted to decrease due to a planned $16 million, or $110 per ounce, decrease in sustaining costs related to lower waste stripping being capitalized as well as higher gold sales volumes.

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	Year ended December 31
	2016 Actuals	2017 Guidance
2016 Actuals and 2017 guidance
Gold (ounces)	111,123	140-000 - 150,000
Operating expenses per gold ounce sold ($/ounce)	628	675 - 715
All-in sustaining costs ($/ounce)	979	805 - 845
Capital expenditures (sustaining capital) (millions of U.S dollars)	35.6	20

Please refer to the “Outlook for 2017” section of this MD&A for details of the relevant key assumptions.

32

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2016, the mine had 251,000 ounces of Proven and Probable gold Mineral Reserves and 80 million pounds of Proven and Probable copper Mineral Reserves, with 378,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 171 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

AT-A-GLANCE

2017 GUIDANCE:

Gold: 85,000 - 95,000 ounces

COPPER: ~15 million pounds

OPERATING EXPENSES/gold oz: $780 - $820

ALL-IN SUSTAINING COSTS/OZ: $1,060 - $1,100

2016 Production

Gold: 107,449 ounces

copper: 15.0 MILLION pounds

operating expenses/gold oz: $695

ALL-IN SUSTAINING COSTS/OZ: $736

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Operating information
Ore mined (thousands of tonnes)	219	183	755	693	761
Ore processed (thousands of tonnes)	191	196	736	723	772
Average grade:
Gold (grams/tonne)	3.16	5.65	4.82	4.19	4.25
Copper (%)	1.10	0.96	1.03	1.00	1.10
Recovery rate (%):
Gold	91.9	94.9	93.3	93.0	94.0
Copper	90.8	89.8	90.1	88.3	91.0
Gold (ounces):
Produced (1)	18,587	34,798	107,449	89,852	99,030
Sold (1)	18,049	34,690	103,396	89,265	98,002
Copper (millions of pounds):
Produced (1)	4.2	3.7	15.0	14.0	17.0
Sold (1)	3.5	3.3	14.3	13.2	16.1
Revenue
Gold ($/ounce)	1,157	1,063	1,249	1,112	1,238
Copper ($/pound)	2.09	1.85	2.02	2.20	2.78
Average realized price (2):
Gold ($/ounce)	1,191	1,083	1,278	1,137	1,266
Copper ($/pound)	2.36	2.08	2.21	2.42	2.98
Operating expenses per gold ounce sold ($/ounce) (4)	815	591	695	830	793
Operating expenses per copper pound sold ($/pound) (4)	1.62	1.14	1.20	1.77	1.87
Total cash costs per gold ounce sold (2)(3)	662	552	590	791	658
All-in sustaining costs per gold ounce sold (2)(3)	742	706	736	1,071	1,025
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	816	622	720	858	816
Copper ($/pound)	1.82	1.39	1.38	2.00	2.06
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	872	750	837	1,067	1,077
Copper ($/pound)	1.93	1.63	1.58	2.45	2.68

33

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
FINANCIAL INFORMATION
Revenue	29.6	43.8	161.0	130.0	168.3
Operating margin (2)	9.1	19.3	70.7	31.4	59.1
Revenue less cost of goods sold	(5.4)	2.9	0.4	(15.4)	7.9
Capital expenditures (sustaining capital) (2)	3.1	3.5	11.1	20.2	30.9
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

Operating results

Production

For the year ended December 31, 2016, the increase in gold production was attributable to higher gold grade and increased productivity realized through business improvement initiatives which led to higher throughput. Gold production in the prior year was below average due to the impact of geotechnical challenges in the most gold-rich ore body, Perseverance, which limited the amount of ore that was mined and processed from this area. 2016 full-year gold production was higher than both 2015 and the high end of its guidance range of 80,000 to 90,000 ounces.

For the year ended December 31, 2016, the increase in copper production was attributable to the combined impacts of higher throughput, copper grade and recovery. 2016 copper production was almost double the 2016 guidance range of 6 to 8 million pounds.

For the three months ended December 31, 2016, the decrease in gold production was mainly attributable to lower gold grade material processed, however, this is as a result of the prior-year period realizing gold grade almost double the mine’s current reserve grade due to the focus on processing material from the Chronos ore body in the prior-year period. For the three months ended December 31, 2016, the increase in copper production was primarily attributable to higher copper grade.

Revenue

For the year ended December 31, 2016, the increase in revenue was attributable to the combined impact of a $19.4 million increase as a result of increased metals sales volumes and a $11.6 million increase driven by higher metal prices. For the three months ended December 31, 2016, the decrease in revenue was attributable to decreased metal sales volumes, partially offset by higher metal prices.

At the end of the year, Peak Mines’ exposure to the impact of movements in market metal prices for provisionally priced contracts was 2,000 ounces of gold and 1.0 million pounds of copper. Exposure to these movements in market metal prices was reduced by 0.4 million pounds of copper swaps outstanding at the end of the period, with settlement periods ranging from January 2017 to March 2017.

Revenue less cost of goods sold

For the year ended December 31, 2016, the increase in revenue less cost of goods sold was primarily attributable to higher revenue, partially offset by higher depreciation and depletion. Depreciation and depletion were higher than in the prior

34

year due to higher gold and copper production and a lower reserve base. Despite significantly higher production, operating expenses remained consistent with prior year due primarily to the Company’s business improvement initiatives. For the three months ended December 31, 2016, the decrease in revenue less cost of goods sold was primarily attributable to lower revenue.

Operating expenses, total cash costs and all-in sustaining costs

For the year ended December 31, 2016, the decrease in operating expenses and total cash costs per gold ounce sold was attributable to the increase in gold sales volumes and a decrease in mining costs due to higher than normal waste mining stemming from the seismic challenges encountered at deeper levels of the Perseverance ore body in the prior year. For the three months ended December 31, 2016, the increase in operating expenses and total cash costs per gold ounce sold was primarily attributable to the decrease in gold sales volumes. For the year and three months ended December 31, 2016, by-product revenue was consistent with the prior-year periods.

For the year ended December 31, 2016, the decrease in all-in sustaining costs per gold ounce sold was a result of the decrease in total cash costs per gold ounce sold described above and the decrease in sustaining capital expenditures. For the three months ended December 31, 2016, the increase in all-in sustaining costs per gold ounce sold was primarily attributable to the increase in operating expenses per gold ounce sold described above.

Capital expenditures

For the year ended December 31, 2016, the decrease in capital expenditures was a result of reductions in capital development as a result of mine sequencing and a lower portion of Peak Mines mining costs being capitalized and reductions in capitalized exploration. For the three months ended December 31, 2016, capital expenditures were consistent with the prior-year period. Capital development is related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. For the year ended December 31, 2016, the value of the U.S. dollar averaged $1.34 against the Australian dollar compared to $1.33 in the prior year, resulting in a positive impact on total cash costs of $9 per gold ounce sold. For the three months ended December 31, the value of the U.S. dollar averaged $1.33 against the Australian dollar compared to $1.39 in the prior-year period, resulting in a negative impact on total cash costs of $46 per gold ounce sold.

Exploration Activities

During the fourth quarter of 2016, surface and underground exploration drilling at the Peak Mines operation concluded for the year. A total of 42,832 metres in 119 diamond drill core holes was completed during 2016 to delineate additional mineral resources and to test the potential of newly identified targets along the nine kilometre mine corridor.

Key highlight’s stemming from this year’s exploration and resource delineation drilling work include the conversion of the high grade gold resources in the Chronos ore body to reserve status and the addition of new copper-gold resources at the Great Cobar - Anjea zone to Peak’s Inferred mineral resource inventory. Results for all drilling completed during the past year have been incorporated into the Company’s updated Mineral Resource and Reserve estimates for year-end 2016.

Outlook for 2017

Gold production at the Peak Mines should decrease and remain closer to historical levels due to lower throughput and gold grades. Copper production is expected to remain in line with 2016.

2017 operating expenses are expected to increase as a result of higher tonnes mined. All-in sustaining costs are targeted to increase relative to 2016 due to higher sustaining costs, related to increased underground development, and lower gold

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sales volumes, partially offset by higher by-product revenues resulting from the 2017 copper price assumption being higher than the 2016 realized price. Approximately $10 million in growth capital has been budgeted for underground infrastructure related to the future development of Great Cobar.

	Year ended December 31
	2016 Actuals	2017 Guidance
2016 Actuals and 2017 guidance
Gold (ounces)	107,449	85-000 - 95,000
Copper (millions of pounds)	15.0	~15
Operating expenses per gold ounce sold ($/ounce)	695	780 – 820
Operating expenses per copper pound sold ($/pound)	1.20	1.55 - 1.75
All-in sustaining costs ($/ounce)	736	1,060 – 1,100
Capital expenditures (sustaining capital) (millions of U.S dollars)	11.1	20
Capital expenditures (growth capital) (millions of U.S dollars)	-	10

Please refer to the “Outlook for 2017” section of this MD&A for details of the relevant key assumptions.

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Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. A summary of Cerro San Pedro’s operating results is provided below:

AT-A-GLANCE

2017 GUIDANCE:

Gold: 35,000 - 45,000 ounces

OPERATING EXPENSES/GOLd oz: $1,080 - $1,120

ALL-IN SUSTAINING COSTS/OZ: $1,090 - $1,130

2016 PRoduction

Gold: 64,993 ounces

SILVER: 0.9 MILLION OUNCES

operating expenses/gold oz: $1,311

ALL-IN SUSTAINING COSTS/OZ: $959

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	-	4,191	3,221	17,500	10,550
Waste mined (thousands of tonnes)	-	705	2,721	6,892	24,479
Ratio of waste to ore	-	0.17	0.84	0.39	2.32
Average grade:
Gold (grams/tonne)	-	0.37	0.49	0.53	0.39
Silver (grams/tonne)	-	11.45	14.38	18.36	18.65
Gold (ounces)
Produced (1)(2)	14,064	23,302	64,993	105,512	69,847
Sold (1)	13,351	25,368	64,149	106,417	67,463
Silver (millions of ounces)
Produced (1)(2)	0.2	0.4	0.9	1.5	1.1
Sold (1)	0.2	0.4	0.9	1.5	1.1
Revenue
Gold ($/ounce)	1,219	1,094	1,243	1,152	1,258
Silver ($/ounce)	16.91	14.52	16.76	15.44	19.04
Average realized price (3):
Gold ($/ounce)	1,219	1,094	1,243	1,152	1,258
Silver ($/ounce)	16.91	14.52	16.76	15.44	19.04
Operating expenses per gold ounce sold ($/ounce) (5)	2,586	1,283	1,311	991	1,354
Operating expenses per silver ounce sold ($/ounce) (5)	35.87	17.03	17.68	13.38	20.49
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,014	868	933	865	1,251
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,045	883	959	879	1,354
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,045	906	980	910	1,252
Silver ($/ounce)	14.49	12.02	13.22	12.19	18.95
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,071	919	1,002	922	1,336
Silver ($/ounce)	14.86	12.19	13.52	12.36	20.21

FINANCIAL INFORMATION
Revenue	19.1	33.3	93.9	145.4	105.1
Operating margin (3)	(21.5)	(5.8)	(5.3)	20.2	(8.0)
Revenue less cost of goods sold	(25.8)	(8.4)	(14.2)	11.2	(18.9)
Capital expenditures (sustaining capital)(3)	0.2	0.3	1.0	1.3	6.0
Capital expenditures (growth capital)(3)	-	-	-	-	23.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.

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3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A

Operating results

Production

For the year and three months ended December 31, 2016, the planned decrease in gold and silver production was primarily attributable to a decrease in ore tonnes mined and placed on the leach pad as Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. No ore tonnes were mined or placed on the leach pad in the current quarter.

Revenue

For the year ended December 31, 2016, the decrease in revenue was attributable to the impact of a $58.3 million decrease in metal sales volumes as Cerro San Pedro has entered into the residual leach period, which was partially offset by a $6.8 million increase driven by higher metal prices. For the three months ended December 31, 2016, the decrease in revenues was similarly attributable to the impact of the decrease in metals sales volumes, partially offset by higher metal prices.

Revenue less cost of goods sold

For the year and three months ended December 31 2016, the decrease in revenue less cost of goods sold was primarily attributable to lower revenues when compared to the prior-year periods. Operating expenses were lower than in the prior-year periods due to lower mining activity.

Operating expenses, total cash costs and all-in sustaining costs

For the year and three months ended December 31, 2016, the increase in operating expenses per gold ounce sold was primarily driven by a heap leach silver inventory write-down of $24.0 million, compared to a heap leach silver inventory write-down of $11.4 million in the prior-year period. For the three months ended December 31, 2016, the heap leach silver inventory write-down increased operating expenses per gold ounce sold by $1,528, when compared to the prior-year period where the heap leach silver inventory write-down increased operating expenses per gold ounce sold by $378. The increase in operating expenses per gold ounce sold was also attributable to higher cost inventory coming off the leach pad as well as lower gold sales volumes. For the year and three months ended December 31, 2016, the increase in total cash costs and all-in sustaining costs per gold ounce sold was attributable to lower gold sales and the increase in operating expenses per gold ounce sold described above, excluding the effect of any silver inventory write-downs.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the year ended December 31, 2016, the value of the Mexican peso averaged MXN18.7 against the U.S. dollar compared to MXN15.9 in the prior year. This had a positive impact on total cash costs of $121 per gold ounce sold. For the three months ended December 31, 2016, the value of the Mexican peso averaged MXN19.8 against the U.S. dollar compared to MXN16.8 in the prior-year period. This had a positive impact on total cash costs of $133 per gold ounce sold.

Outlook for 2017

As Cerro San Pedro enters its first full year of residual leaching in 2017, gold and silver production is expected to decline and all-in sustaining costs are expected to increase as a result of the lower gold sales volumes.

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	Year ended December 31
	2016 Actuals	2017 Guidance
2016 Actuals and 2017 guidance
Gold (ounces)	64,993	35-000 - 45,000
Operating expenses per gold ounce sold ($/ounce)	1,311	1,080 – 1,120
All-in sustaining costs ($/ounce)	959	1,090 – 1,130
Capital expenditures (sustaining capital) (millions of U.S dollars)	1.0	1

Please refer to the “Outlook for 2017” section of this MD&A for details of the relevant key assumptions.

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DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

Rainy River enhances New Gold’s growth pipeline through its significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The Company looks forward to the commencement of commercial production at Rainy River which is expected to be in the fourth quarter of 2017.

AT-A-GLANCE

AS AT DECEMBER 31, 2016

2017 GUIDANCE:

Gold: 50,000 - 60,000 ounces

OPERATING EXPENSES/oz: $905 - $945

ALL-IN SUSTAINING COSTS/OZ: $1,200 - $1,240

PROVEN AND PROBABLE RESERVES

GOLD: 3.9 MILLION OUNCES

SILVER: 10.0 MILLION OUNCES

Project advancement

The focus of the 2016 development activities was on the construction of the processing facilities and supporting infrastructure as well as the initial stripping of the open pit.

Rainy River – 2016 KEY PROJECT UPDATES
• Plant Site concrete placement complete.
• Steelwork erection and cladding complete.
• Power line completed and main substation has been energized.
• Ball and SAG mill shells in place.
• Installation of mechanical, piping, electrical and instrumentation in processing facilities was over 65% complete through mid-February 2017.
• Regulatory approval received for revised tailings dam design received from Ontario Ministry of Natural Resources and Forestry ("MNRF") in November 2016.

All of the key structural components of the process facilities have been completed and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is well advanced. New Gold plans to complete the testing of the various components of the process facility using a staged approach, after which the Company will complete dry and wet commissioning of the full process circuit.

The primary crusher and conveyor system are 80% complete and commissioning of the crusher is scheduled to commence in March of 2017. Thereafter, the commissioning of the ball and SAG mills should start during the second quarter. Finally, the refining portion of the circuit should be completed and ready to begin commissioning early in the third quarter. Dry and wet commissioning of the full process circuit is scheduled to take place in August, which should leave approximately one month before targeted first production for any required adjustments to the circuit.

Based on the mine plan, the Company will begin to stockpile a small amount of low grade ore in the first half of 2017, which will be used during the commissioning of the mill. At the time of the targeted September mill start-up, New Gold expects to have approximately 0.5 million tonnes of ore stockpiled, which is equivalent to approximately 20 days of mill feed at the design capacity of 21,000 tonnes per day.

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The team completed a thorough review of the project’s mining and construction plans in January 2017 and expects to have all construction activities required for start-up completed in September. The targeted September completion is approximately three months behind the Company’s original target. The delay is primarily a result of the impact of the slower than planned ramp-up of the mining rate which has extended the time required for construction materials, in the form of waste rock and clay, to be delivered from the mine to the construction team.

Mining activities at Rainy River have progressed well to start 2017. From the beginning of 2017 through to mid-February 2017, the Company mined over 4 million tonnes of overburden and waste from the pit which was slightly ahead of the tonnage targeted in New Gold’s updated plan announced on January 30, 2017. At the same time, approximately 350,000 m3 of construction material have been placed at the starter tailings cell which is also slightly ahead of plan. The September start-up is based on an expectation that the mining rate will continue to increase to an average of approximately 120,000 tonnes per day over the next six months, which includes both planned productivity gains and the impact of changing weather conditions through the spring. New Gold will supplement its own fleet with contractors who will mine discrete areas where mining can be performed more efficiently using smaller equipment. The contractor that will mine the peat and basal till layers within the pit using smaller equipment has been mobilized and is scheduled to begin work in the pit in mid-February 2017, which should result in increased daily mining rates by New Gold’s team in the coming weeks.

Personnel Changes

As a result of the development challenges encountered at Rainy River last year, the Company has made several personnel changes to further strengthen the team as the project advances through the final stages of development and transitions into operation later this year.

In addition to Ray Threlkeld’s active involvement in the project as Interim Chief Operating Officer, New Gold has moved Greg Bowkett, who was previously the General Manager at the Peak Mines, into the General Manager role at Rainy River. Mr. Bowkett has been with New Gold since 2012. Under his leadership, the Peak Mines delivered progressively stronger operating results, culminating in 2016 when the mine had its best operating year in over ten years. Also, New Gold has engaged Pierre Légaré as the Project Director for the balance of construction at Rainy River. Mr. Légaré has over 30 years of experience in project development, including over 20 years in increasingly senior roles at SNC-Lavalin Inc., culminating in his role as Vice President, Projects, Mining and Metallurgy from 2011 to 2013. Since 2013, he has continued to provide project management services to mining and other large scale construction projects through his consulting company. Peter Marshall, Vice President of Projects for New Gold, will be leaving his position at the end of February, though he will remain with New Gold as a consultant on a part-time basis through a transition period. New Gold expects to permanently fill Mr. Marshall’s role in the coming months.

Permitting activities

Key construction-related permits have been issued by the Ontario Ministry of Environment and Climate Change as well as the MNRF. Receipt of additional provincial construction and operations phase permits is progressing in line with the project development schedule. After receiving approval to commence construction of the redesigned tailings management facility from the MNRF in mid-November 2016, the Company has remained in regular communication with the MNRF as it relates to their review of other operational permits and permit amendments appropriate for the project’s current stage of activity.

The Company also continues to work closely with Environment and Climate Change Canada towards obtaining an amendment to Schedule 2 of the Metal Mining Effluent Regulations, required to close two small creeks and deposit tailings, which is targeted to be received in the third quarter of 2017. However, as previously disclosed, New Gold’s redesign of the tailings management facility incorporated a starter tailings cell within the broader facility that does not require a Schedule 2 amendment from the Federal government. The inclusion of a starter cell is an approach that has been used at other Canadian mining operations. Based on its location and scale, the starter cell would provide capacity for approximately six

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months of tailings. Once the Schedule 2 amendment is received, New Gold would need approximately three months, in good construction weather, to complete construction of the tailings dam. In the event the Schedule 2 amendment is not received on a sufficiently timely basis to allow for the completion of the construction of the broader tailings facility before the starter cell is full, the Company would have to consider other alternatives, which may include a slow down or temporary suspension of operations.

Exploration

During the fourth quarter of 2016, exploration efforts at Rainy River were directed toward the continued identification and prioritization of areas of prospective gold mineralization within several kilometres of the central mine development area. Additionally, the Company drilled 38 core holes (5,944 meters) within the ODM open pit area to further confirm and upgrade the Resource and Reserve classification to Measured / Proven status for the first twelve months of planned production.

Environmental and community activities

New Gold has entered into Participation Agreements or Impact Benefit Agreements with the Naicatchewenin and Rainy River First Nations, Big Grassy First Nation, four of the communities of the Fort Frances Chiefs Secretariat and the Métís Nation of Ontario. The Participation Agreements and Impact Benefit Agreements provide for how the First Nation and Métis communities will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with local Indigenous communities. New Gold also sends out regular newsletters on Rainy River to all communities in the Rainy River District and parts of the Kenora District. Other engagement activities include community visits, site tours, communication with local neighbours and regular communication with the local municipality.

Project costs and outlook

For the year ended December 31, 2016, capital expenditures at Rainy River totalled $466.4 million, which includes $465.4 million for development capital costs with the remainder primarily for exploration. This compares to $245.5 million in the prior year. For the three months ended December 31, 2016, capital expenditures at Rainy River totalled $145.9 million for development capital costs. This compares to $144.8 million in the prior-year period.

Based on a C$1.30/US$ exchange rate, the remaining capital cost from the beginning of 2017 to the targeted November commercial production is estimated to be approximately $515 million, inclusive of $40 million of contingency. Consistent with the project’s historical month-end accounts payable balances, it is expected that approximately $50 to $75 million of the $515 million will be payable after commercial production is achieved.

Based on the Company’s targeted September production start, New Gold expects total 2017 production at Rainy River to be 50,000 to 60,000 ounces. Approximately 15,000 ounces are planned for the pre-commercial production period with revenue for this production being credited against the development capital estimate.

Over Rainy River’s targeted two months of commercial production in 2017, the operating expense per gold ounce sold is expected to be $905 to $945 with all-in sustaining costs expected to be $1,200 to $1,240 per gold ounce sold. Both the operating expense and all-in sustaining costs are well above the levels targeted once Rainy River reaches full capacity. The 2017 costs are negatively impacted by lower gold sales resulting from the combination of throughput being lower than design during commissioning and ramp-up and planned lower grade to be processed during the commissioning phase. In addition, there is approximately $12 million, or $305 per ounce, of sustaining costs budgeted during the commercial production period.

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Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During 2016, exploration activity at the Blackwater remained suspended while the Company continued its development focus at Rainy River. Other activities at Blackwater included reclamation of exploration trails and drill pads from prior years.

AT-A-GLANCE

AS AT DECEMBER 31, 2016

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of Reserves)

Gold: 1.3 MILLION OUNCES

SILVER: 8.2 MILLION OUNCES

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the year ended December 31, 2016:

•	The Provincial and Federal environmental assessment technical review stage commenced in January 2016, with approvals anticipated in 2017.
•	A joint Provincial and Federal environmental assessment public comment period was held, including community open houses.
•	Continued key engineering studies for advancement of post-environmental assessment approval permits.
•	Continued discussions with key First Nations on Participation Agreements.

Project costs and outlook

For the year ended December 31, 2016, capital expenditures totalled $10.0 million compared to $7.1 million in the prior-year period. For the three months ended December 31, 2016, capital expenditures totalled $2.1 million compared to $2.7 million in the prior-year period. Expenditures in the current period related to the continued advancement of the environmental assessment process and related environmental and engineering studies and discussions with First Nations on Participation Agreements.

Blackwater’s 2017 non-sustaining capital expenditures are expected to be approximately $10 million related to the continued advancement of the Environmental Assessment process.

New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton.

In the first quarter of 2016, New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone mineral reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work completed in 2016 includes additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

AT-A-GLANCE AS AT DECEMBER 31, 2016 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 483,000 OUnces copper: 385 million pounds

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Project update and costs

During the fourth quarter of 2016, work on the C-zone included baseline environmental work, completion of a project implementation workshop and additional studies to review project opportunities and optimizations in the area of tailings management. An updated block model for the resource was received in the third quarter based on the drilling results and work was completed to evaluate changes to the mining plan based on the new information. Information from the Project Implementation Plan has been compiled in a report and a schedule has been developed that will be used to compose the final Project Implementation Plan. For the three months ended December 31, 2016, project capital expenditures totalled $0.3 million, which includes exploration drilling expenditures of $0.1 million and project development expenditures of $0.2 million. Year-to-date project capital expenditures totalled $3.0 million.

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MINERAL RESERVES AND RESOURCES UPDATE (1)

New Gold’s production profile is underpinned by the Company’s Mineral Reserve and Resource base combined with its strong record of organic growth through focused exploration at its existing portfolio of mines and development projects and accretive growth through strategic acquisitions. Total Proven and Probable gold Reserves as of December 31, 2016 decreased to 14.7 million ounces from 15.0 million ounces at year-end 2015. This slight decrease is largely attributable to mine depletion of 0.5 million ounces which was partially offset by incremental additions to reserves totalling 0.2 million ounces from Peak and Rainy River.

2016 YEAR-END MINERAL reserves and resources highlights

New Afton: Probable Mineral Reserves decreased by 68,000 ounces of gold and 79 million pounds of copper compared to the prior year primarily due to 2016 mine depletion which was partially offset by the incremental conversion of Measured and Indicated resources to Reserves with the updated block cave mine plan. As a result of this conversion, Measured and Indicated Resources decreased by 17,000 ounces of gold and 20 million pounds of copper. These changes include updates to the C-zone block cave Reserve and Mineral Resource following the 2016 drilling campaign.

Mesquite: Proven and Probable Mineral Reserves decreased by 313,000 ounces of gold due to a combination of 2016 mine depletion and an updated open pit plan that incorporates lowered metallurgical recoveries for partially oxidized transitional material in the life-of-mine plan. Measured and Indicated Resources increased by 209,000 ounces of gold as a result of the revised open pit design. Inferred Mineral Resources remain materially unchanged compared to year-end 2015.

Peak Mines: Proven and Probable Mineral Reserves decreased by 16,000 ounces of gold and 2 million pounds of copper due to a combination of 2016 mine depletion which was largely offset by the conversion of 79,000 ounces of gold from the recently discovered Chronos Resource to Reserves. Measured and Indicated Resources have in turn decreased by 68,000 ounces of gold, primarily due to the conversion of Chronos to Reserves. Additionally, Peak’s Inferred Mineral Resources have increased with the addition of 107 million pounds of copper primarily as a result of the past year’s drilling success at the recently discovered Anjea lens at Great Cobar.

Cerro San Pedro: Proven and Probable Mineral Reserves have been expended and mining operations have ceased. Residual leaching of stacked ore is scheduled to continue until 2019.

Rainy River:  Proven and Probable Mineral Reserves for direct processing material decreased by 61,000 ounces of gold and increased by 527,000 ounces of silver while lower grade stockpile material increased by 190,000 ounces of gold and 43,000 ounces of silver. These changes are due primarily to an update to the geologic model and mineral Resource estimate in combination with updated open pit and underground mine plans. Measured and Indicated Resources decreased by 291,000 ounces of gold and 910,000 ounces of silver largely as a consequence of the removal of marginal Mineral Resources located west of the planned open pit. Inferred Resources increased by 132,000 ounces of gold and decreased by 176,000 ounces of silver.

Blackwater: Proven and Probable Mineral Reserves remain unchanged compared to year-end 2015. Measured and Indicated Resources increased by 31,000 ounces of gold and 348,000 ounces of silver as a result of incrementally higher metal pricing assumptions.

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1.	For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Mineral Reserves and Mineral Resources and related key assumptions and parameters, please refer to the “Mineral Reserves and Mineral Resources” section of this MD&A.
2.	As at December 31, 2014, the Company’s 30% share of reserves and resources at El Morro included 2.7 million ounces of Proven and Probable gold Mineral Reserves, 0.4 million ounces of Measured and Indicated gold Mineral Resources (exclusive of Mineral Reserves) and 1.9 million ounces of Inferred gold Mineral Resources. The Company’s 30% interest in El Morro was sold in the fourth quarter of 2015.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at December 31		As at December 31
(in millions of U.S. dollars)	2016	2015
balance sheet information
Cash and cash equivalents	185.9	335.5
Other current assets	223.7	279.1
Non-current assets	3,538.4	3,060.9
Total assets	3,948.0	3,675.5

Current liabilities	175.4	147.3
Non-current liabilities excluding long-term debt	800.2	641.0
Long-term debt	889.5	787.6
Total liabilities	1,865.1	1,575.9
Total equity	2,082.9	2,099.6
Total liabilities and equity	3,948.0	3,675.5

Assets

The increase in total assets is primarily attributable to growth capital expenditures at Rainy River.

Cash and cash equivalents

The change in cash and cash equivalents was primarily driven by growth capital expenditures at Rainy River as $466.4 million was spent in 2016. This was partially offset by operating cash flows generated during the current year, the receipt of Royal Gold’s final payment under the stream agreement of $75.0 million in November 2016 and the drawdown of $100.0 million from the Company’s revolving credit facility in November 2016. Please refer to the “Liquidity and Cash Flow” section of this MD&A for further information.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories and prepaid expenses. The decrease in other current assets is primarily attributable to the receipt of Royal Gold’s final payment under the stream agreement of $75.0 million.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests less depreciation and depletion. For the year and three months ended December 31, 2016, the Company spent $567.0 million and $164.8 million, respectively, primarily focused on continued project advancement at Rainy River, and sustaining capital expenditures at the Company’s operating sites.

Liabilities

Current liabilities

The increase in liabilities is primarily attributable to the increase in trade and other payables at Rainy River where development activity on the project has increased.

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Non-current liabilities excluding long-term debt

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities. The increase in non-current liabilities is primarily attributable to the increase in the fair value of the gold stream obligation.

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring and other costs.

The long-term discounted portion of the liability as at December 31, 2016 was $81.0 million compared to $67.5 million as at December 31, 2015. The increase was primarily due to an increase in estimated rehabilitation costs at Rainy River, an increase in estimated rehabilitation costs at Cerro San Pedro and the decrease in the discount rates. The Company intends to spend $0.9 million in the next twelve months on reclamation activities, and the remainder in future periods.

The net deferred income tax liability decreased from $275.5 million at December 31, 2015 to $235.6 million at December 31, 2016. The decrease is mainly driven by the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the year ended December 31, 2016, the Company recorded a foreign exchange gain of $13.8 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt as at December 31, 2016 includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility.

On July 20, 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value related to the change in the risk-free discount rate and changes in gold prices reflected in the consolidated income statements and the changes in fair value related to the Company’s own credit risk reflected in the consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to Adjusted EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. However, in order to provide additional flexibility, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the five consecutive quarters ending December 31, 2017.

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at December 31, 2016 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at December 31, 2016 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

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The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest taxes depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants with respect to the Company’s 2020 and 2022 Unsecured Notes.

On October 3, 2016, the Company amended its revolving credit facility (the “Credit Facility”) to increase the capacity from $300.0 million to $400.0 million. The Credit Facility expires on August 14, 2019. The Credit Facility previously provided the Company with the option to draw an additional $50.0 million above and beyond the base facility, subject to lender participation, which is not part of the current amended Credit Facility.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains two covenant tests, the minimum interest coverage ratio (Adjusted EBITDA to interest) and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

The Company regularly reviews its expected financial commitments and financial resources to evaluate covenant compliance. In order to provide additional flexibility, during February 2016 and October 2016 the Company amended the Credit Facility to vary the maximum leverage ratio from 3.5 : 1.0. Specifically, the quarter ending December 31, 2016 and the subsequent two quarters, the maximum leverage ratio will be 4.5 : 1.0. For the following two quarters, ending September 30, 2017 and December 31, 2017, the maximum leverage ratio will be 4.0 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

Significant financial covenants applicable as at December 31, 2016 and December 31, 2015 are as follows:

		Twelve months ended December 31
Applicable financial covenant		2016
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	5.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.6 : 1

		Twelve months ended December 31
Applicable financial covenant		2015
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	5.1 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<3.5 : 1	2.0 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to Adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to Adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at December 31, 2016. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to Adjusted EBITDA ratio. Based on the Company’s net debt to Adjusted EBITDA ratio, the rate is 0.73% as at December 31, 2016 (December 31, 2015 – 0.62%).

As at December 31, 2016, the Company has drawn $100.0 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $122.1 million as at December 31, 2016 (at December 31, 2015 - $115.9 million). Letters

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of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies. As at December 31, 2016, $177.9 million remains undrawn from the Credit Facility.

Liquidity and Cash Flow

As at December 31, 2016, the Company had cash and cash equivalents of $185.9 million compared to $335.5 million at December 31, 2015. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures particularly associated with the Rainy River Development project, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the audited consolidated statements of cash flows, are summarized in the following table for the three months and year ended December 31, 2016 and 2015:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
cash flow information
Cash generated from operations	51.7	84.9	282.2	262.6	268.8
Cash used by investing activities (sustaining capital expenditure and other) (1)	(15.7)	(20.7)	(89.0)	(118.9)	(108.2)
Cash generated from investing activities relating to the sale of the Company’s 30% interest in the El Morro project	-	62.4	-	62.4	-
Cash used in investing activities (growth capital expenditure) (1)	(149.1)	(148.3)	(479.6)	(268.0)	(149.5)
Cash generated from (used in) financing activities	148.5	(25.8)	128.4	45.7	(52.9)
Effect of exchange rate changes on cash and cash equivalents	(0.7)	(1.6)	8.4	(18.8)	(2.1)
Change in cash and cash equivalents	34.7	(49.1)	(149.6)	(35.0)	(43.9)
1.	We use certain non-GAAP financial performance measures throughout our MD&A. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operations

For the year ended December 31, 2016, the increase in cash generated from operations was primarily due to higher gold and silver metal prices and lower operating expenses as a result of the reduction in mining activity at Cerro San Pedro and the Company’s business improvement initiatives. For the three months ended December 31, 2016, cash generated from operations were negatively impacted by lower metal sales volumes when compared to the prior-year period, partially offset by lower operating expenses. Cash generated from operations in the current year were also impacted by less favourable changes in non-cash working capital when compared to the prior year as a result of the Company holding an outstanding receivable of $21.2 million at New Afton relating to concentrate sales which was collected in January 2017.

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Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was higher than in the prior year, with the Company spending $567.0 million in 2016 compared to $389.5 million in the prior year. Investing activities during the period primarily focused on continued project advancement at Rainy River. Investing activities in the prior year focused on project advancement at Rainy River, the mill expansion at New Afton and the leach pad expansion and stripping projects at Mesquite.

The following table summarizes the capital expenditures (mining interests per the audited consolidated statements of cash flows) for the three months and year ended December 31, 2016 and 2015:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
CAPital EXpenditures by site
New Afton	10.4	8.2	40.9	62.1	90.9
Mesquite	1.9	10.1	35.6	53.2	33.2
Peak Mines	3.1	3.5	11.1	20.2	30.9
Cerro San Pedro	0.2	0.3	1.0	1.3	29.3
Rainy River	145.9	144.8	466.4	245.5	80.5
Blackwater	3.0	2.7	10.0	7.1	13.0
Corporate	0.3	-	2.0	0.1	1.5
Total Capital Expenditures	164.8	169.6	567.0	389.5	279.3

Financing Activities

Cash generated from financing activities was primarily related to the receipt of Royal Gold’s final payment under the stream agreement of $75 million in November 2016, the drawdown of $100.0 million from the Company’s revolving credit facility in November 2016 and cash proceeds from stock options exercised, partially offset by interest paid.

The Company’s December 31, 2016 cash balance of $185.9 million, together with the $177.9 million available for drawdown under the Credit Facility at December 31, 2016 and the $65.0 million that the Company expects to receive for the sale of its 4% stream on future gold production from El Morro in February 2017, provide the Company with approximately $429 million of pro-forma liquidity, in addition to the net cash the Company’s operating mines are expected to generate, which will be used to fund the Rainy River capital expenditures. As discussed under the heading “Balance Sheet Review”, the Company has increased the maximum leverage ratio in its Credit Facility to provide additional flexibility during the Rainy River construction period.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in particular during the Rainy River construction period, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s first half of 2017 production. Specifically, New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. In aggregate, the option contracts provide the Company with a guaranteed floor price of $1,300 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce. The contracts cover 20,000 ounces of gold per month for six months beginning in January 2017. In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017, at a fixed price of $2.52 per pound settling against the LME monthly average price. A decrease in gold or copper prices or depreciation of the U.S. dollar relative to the Canadian dollar, or, to a lesser extent, the Australian dollar or Mexican peso, could negatively impact the Company’s liquidity.

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The Company’s most significant capital expenditures for 2017 will be at the Rainy River project, where capital costs from January 1, 2017 to the date of commercial production are expected to be $515 million. The sale of the 4% stream on future gold production from El Morro provides additional liquidity, however, to ensure adequate funding to complete the construction of Rainy River and increase the Company’s financial flexibility, depending on market conditions, the Company intends to implement one or more financing alternatives, which could include the sale of non-core assets, the sale of a stream on production from the Company’s operations or projects, subordinated debt or equity financing or other similar measures. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations and the timing for completion of the Rainy River project.

The Company has outstanding notes in the principal amount of $300 million maturing in 2020 and $500 million maturing in 2022. The Company also has $100 million outstanding under the credit facility, excluding letters of credit. Management may decide to refinance or restructure the outstanding debt in keeping with the Company’s projected liquidity profile. Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with mine plans, and successful construction of Rainy River on schedule, the Company will be able to repay indebtedness from internally generated cash flow during the projected life of the operating mines.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2016, these commitments totalled $130.2 million, $103.2 million of which are expected to fall due over the next 12 months. This compares to commitments of $262.2 million as at December 31, 2015, $184.4 million of which were expected to fall due in 2016. The decrease is due to Rainy River having lower capital purchase commitments at the end of the current year as a result of project advancement when compared to the end of the prior year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at December 31		As at December 31
	< 1 year	1-3 Years	4-5 Years	After 5 Years	2016 Total	2015 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	100.0	300.0	500.0	900.0	800.0
Interest payable on long-term debt	43.7	104.5	73.0	31.3	252.5	304.9
Operating lease commitments	1.9	0.7	-	-	2.6	6.5
Capital expenditure commitments	103.2	27.0	-	-	130.2	262.2
Reclamation and closure cost obligations	0.9	4.7	18.2	82.1	105.9	90.9
Gold stream obligation	1.9	68.2	43.8	163.8	277.7	235.7
Total contractual obligations	151.6	305.1	435.0	777.2	1,668.9	1,700.2
1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the year and three months ended December 31, 2016.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at February 15, 2017, there were 513,724,132 common shares of the Company outstanding. The Company had 14,529,677 stock options outstanding under its share option plan, exercisable for up to 14,529,677 common shares. In addition, there are warrants outstanding exercisable for up to 27,849,865 common shares.

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non-gaap FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain

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gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	72.9	38.8	3.0	114.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	93,936	24.6	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	780	1.58	10.82
Operating expenses(1)	72.9	38.8	3.0	114.7
Treatment and refining charges on concentrate sales	3.3	5.7	0.2	9.2
Adjustments(2)	(15.7)	(8.3)	(0.6)	(24.6)
Total cash costs	60.5	36.2	2.6	99.3
By-product silver and copper sales				(65.7)
Total cash costs net of by-product revenue				33.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	93,936	24.6	0.3	93,936
Total cash costs on a co-product basis(3) ($/ounce or pound)	647	1.47	9.11
Total cash costs per gold ounce sold ($/ounce)				360
Total co-product cash costs	60.5	36.2	2.6
Total cash costs net of by-product revenue				33.6
Sustaining capital expenditures(4)	9.8	5.1	0.4	15.3
Sustaining exploration - expensed	0.6	0.3	-	0.9
Corporate G&A including share-based compensation(5)	4.3	2.3	0.2	6.8
Reclamation expenses	0.8	0.4	-	1.2
Total co-product all-in sustaining costs	76.0	44.3	3.2
Total all-in sustaining costs net of by-product revenue				57.8
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	812	1.80	11.40
All-in sustaining costs per gold ounce sold ($/ounce)				619
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows. For the three months ended December 31, 2016, sustaining capital expenditures are net of $0.4M in proceeds from disposal of assets realized at Peak Mines.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Year ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	242.3	112.6	10.9	365.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	378,239	99.2	1.3
Operating expenses per unit of metal sold ($/ounce or pound)	640	1.14	8.75
Operating expenses(1)	242.3	112.6	10.9	365.8
Treatment and refining charges on concentrate sales	13.7	19.4	0.6	33.7
Adjustments(2)	(16.1)	(7.5)	(0.7)	(24.3)
Total cash costs	239.9	124.5	10.8	375.2
By-product silver and copper sales				(242.9)
Total cash costs net of by-product revenue				132.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	378,239	99.2	1.3	378,239
Total cash costs on a co-product basis(3) ($/ounce or pound)	634	1.26	8.64
Total cash costs per gold ounce sold ($/ounce)				349
Total co-product cash costs	239.9	124.5	10.8
Total cash costs net of by-product revenue				132.3
Sustaining capital expenditures(4)	56.9	26.5	2.6	86.0
Sustaining exploration - expensed	5.3	2.5	0.2	8.0
Corporate G&A including share-based compensation(5)	20.3	9.5	0.9	30.7
Reclamation expenses	3.3	1.5	0.1	4.9
Total co-product all-in sustaining costs	325.7	164.5	14.6
Total all-in sustaining costs net of by-product revenue				261.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	861	1.66	11.74
All-in sustaining costs per gold ounce sold ($/ounce)				692
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows. For the year ended December 31, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets realized at Peak Mines and $0.7M in proceeds from disposal of assets realized at New Afton.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Three months ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	81.6	30.9	3.9	116.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	133,005	25.5	0.5
Operating expenses per unit of metal sold ($/ounce or pound)	614	1.21	8.10
Operating expenses(1)	81.6	30.9	3.9	116.4
Treatment and refining charges on concentrate sales	3.6	5.1	0.2	8.9
Adjustments(2)	(7.8)	(2.9)	(0.4)	(11.1)
Total cash costs	77.4	33.1	3.7	114.2
By-product silver and copper sales				(62.4)
Total cash costs net of by-product revenue				51.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	133,005	25.5	0.5	133,005
Total cash costs on a co-product basis(3) ($/ounce or pound)	580	1.30	7.65
Total cash costs per gold ounce sold ($/ounce)				389
Total co-product cash costs	77.4	33.1	3.7
Total cash costs net of by-product revenue				51.8
Sustaining capital expenditures(4)	15.0	5.7	0.7	21.4
Sustaining exploration - expensed	0.9	0.4	-	1.3
Corporate G&A including share-based compensation(5)	3.5	1.5	0.2	5.2
Reclamation expenses	1.4	0.4	-	1.8
Total co-product all-in sustaining costs	98.2	41.1	4.6
Total all-in sustaining costs net of by-product revenue				81.5
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	737	1.61	9.72
All-in sustaining costs per gold ounce sold ($/ounce)				613
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

58

Year ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	277.4	126.6	15.6	419.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	428,852	92.9	1.8
Operating expenses per unit of metal sold ($/ounce or pound)	647	1.36	8.66
Operating expenses(1)	277.4	126.6	15.6	419.6
Treatment and refining charges on concentrate sales	12.4	20.0	0.5	32.9
Adjustments(2)	(6.0)	(3.0)	(0.4)	(9.4)
Total cash costs	283.8	143.6	15.7	443.1
By-product silver and copper sales				(253.0)
Total cash costs net of by-product revenue				190.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	428,852	92.9	1.8	428,852
Total cash costs on a co-product basis(3) ($/ounce or pound)	661	1.54	8.70
Total cash costs per gold ounce sold ($/ounce)				443
Total co-product cash costs	283.8	143.6	15.7
Total cash costs net of by-product revenue				190.1
Sustaining capital expenditures(4)	80.4	36.6	4.5	121.5
Sustaining exploration - expensed	2.7	1.2	0.1	4.0
Corporate G&A including share-based compensation(5)	17.6	8.1	1.0	26.7
Reclamation expenses	3.0	1.4	0.2	4.6
Total co-product all-in sustaining costs	387.5	190.9	21.5
Total all-in sustaining costs net of by-product revenue				346.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	903	2.06	11.94
All-in sustaining costs per gold ounce sold ($/ounce)				809
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

59

Year ended December 31 2014
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	243.3	153.9	13.9	411.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	371,179	97.6	1.4
Operating expenses per unit of metal sold ($/ounce or pound)	655	1.58	9.84
Operating expenses(1)	243.3	153.9	13.9	411.1
Treatment and refining charges on concentrate sales	12.3	21.8	0.5	34.6
Adjustments(2)	(4.8)	(3.0)	(0.3)	(8.1)
Total cash costs	250.8	172.7	14.1	437.6
By-product silver and copper sales				(321.8)
Total cash costs net of by-product revenue				115.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	371,179	97.6	1.4	371,179
Total cash costs on a co-product basis(3) ($/ounce or pound)	676	1.77	9.96
Total cash costs per gold ounce sold ($/ounce)				312
Total co-product cash costs	250.8	172.7	14.1
Total cash costs net of by-product revenue				115.8
Sustaining capital expenditures(4)	76.9	48.6	4.4	129.9
Sustaining exploration - expensed	3.7	2.3	0.2	6.2
Corporate G&A including share-based compensation(5)	18.9	12.1	1.1	32.1
Reclamation expenses	3.0	1.9	0.2	5.1
Total co-product all-in sustaining costs	353.3	237.6	20.0
Total all-in sustaining costs net of by-product revenue				289.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	952	2.43	14.12
All-in sustaining costs per gold ounce sold ($/ounce)				779

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

60

Three months ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	10.1	17.8	0.4	28.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	24,171	21.1	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	415	0.84	5.64
Operating expenses	10.1	17.8	0.4	28.3
Treatment and refining charges on concentrate sales	2.7	4.7	0.1	7.5
Total cash costs	12.8	22.5	0.5	35.8
By-product silver and copper sales				(53.1)
Total cash costs net of by-product revenue				(17.3)
Units of metal sold (ounces/millions of pounds/millions of ounces)	24,171	21.1	0.1	24,171
Total cash costs on a co-product basis(2) ($/ounce or pound)	525	1.07	7.14
Total cash costs per gold ounce sold ($/ounce)				(720)
Total co-product cash costs	12.8	22.5	0.5
Total cash costs net of by-product revenue				(17.3)
Sustaining capital expenditures(3)	3.6	6.5	0.1	10.2
Sustaining exploration - expensed	0.3	0.5	-	0.8
Reclamation expenses	0.1	0.2	-	0.3
Total co-product all-in sustaining costs	16.8	29.7	0.6
Total all-in sustaining costs net of by-product revenue				(6.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	691	1.41	9.39
All-in sustaining costs per gold ounce sold ($/ounce)				(253)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

61

Year ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	40.4	62.8	1.6	104.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	96,851	84.9	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	415	0.74	6.02
Operating expenses	40.4	62.8	1.6	104.8
Treatment and refining charges on concentrate sales	10.8	16.8	0.4	28.0
Total cash costs	51.2	79.6	2.0	132.8
By-product silver and copper sales				(194.0)
Total cash costs net of by-product revenue				(61.2)
Units of metal sold (ounces/millions of pounds/millions of ounces)	96,851	84.9	0.3	96,851
Total cash costs on a co-product basis(2) ($/ounce or pound)	527	0.94	7.63
Total cash costs per gold ounce sold ($/ounce)				(634)
Total co-product cash costs	51.2	79.6	2.0
Total cash costs net of by-product revenue				(61.2)
Sustaining capital expenditures(3)	14.2	22.2	0.6	37.0
Sustaining exploration - expensed	0.8	1.3	-	2.1
Reclamation expenses	0.4	0.7	-	1.1
Total co-product all-in sustaining costs	66.6	103.8	2.6
Total all-in sustaining costs net of by-product revenue				(21.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	686	1.22	9.95
All-in sustaining costs per gold ounce sold ($/ounce)				(218)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows. For the year ended December 31, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets realized at New Afton.

62

Three months ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	9.8	15.1	0.3	25.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	28,473	22.2	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	344	0.68	4.38
Operating expenses	9.8	15.1	0.3	25.2
Treatment and refining charges on concentrate sales	2.8	4.4	0.1	7.3
Adjustments(2)	(0.4)	(0.5)	-	(0.9)
Total cash costs	12.2	19.0	0.4	31.6
By-product silver and copper sales				(49.1)
Total cash costs net of by-product revenue				(17.5)
Units of metal sold (ounces/millions of pounds/millions of ounces)	28,473	22.2	0.1	28,473
Total cash costs on a co-product basis(3) ($/ounce or pound)	433	0.86	5.51
Total cash costs per gold ounce sold ($/ounce)				(614)
Total co-product cash costs	12.2	19.0	0.4
Total cash costs net of by-product revenue				(17.5)
Sustaining capital expenditures(4)	2.8	4.5	0.1	7.4
Reclamation expenses	0.2	0.2	-	0.4
Total co-product all-in sustaining costs	15.2	23.7	0.5
Total all-in sustaining costs net of by-product revenue				(9.7)
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	539	1.07	6.87
All-in sustaining costs per gold ounce sold ($/ounce)				(340)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to supplies inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

63

Year ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	36.2	60.4	1.1	97.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,458	79.7	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	364	0.76	4.68
Operating expenses	36.2	60.4	1.1	97.7
Treatment and refining charges on concentrate sales	10.3	17.0	0.3	27.6
Adjustments(2)	(0.4)	(0.5)	-	(0.9)
Total cash costs	46.1	76.9	1.4	124.4
By-product silver and copper sales				(196.4)
Total cash costs net of by-product revenue				(72.0)
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,458	79.7	0.2	99,458
Total cash costs on a co-product basis(3) ($/ounce or pound)	464	0.96	5.95
Total cash costs per gold ounce sold ($/ounce)				(724)
Total co-product cash costs	46.1	76.9	1.4
Total cash costs net of by-product revenue				(72.0)
Sustaining capital expenditures(4)	17.3	28.9	0.5	46.7
Reclamation expenses	0.5	0.8	-	1.3
Total co-product all-in sustaining costs	63.9	106.6	1.9
Total all-in sustaining costs net of by-product revenue				(24.0)
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	642	1.34	8.25
All-in sustaining costs per gold ounce sold ($/ounce)				(242)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to supplies inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

64

Year ended December 31 2014
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	32.2	61.1	2.2	95.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	102,060	79.7	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	316	0.77	9.49
Operating expenses	32.2	61.1	2.2	95.5
Treatment and refining charges on concentrate sales	9.5	18.2	0.7	28.4
Adjustments(2)	-	(0.1)	-	(0.1)
Total cash costs	41.7	79.2	2.9	123.8
By-product silver and copper sales				(251.2)
Total cash costs net of by-product revenue				(127.4)
Units of metal sold (ounces/millions of pounds/millions of ounces)	102,060	79.7	0.2	102,060
Total cash costs on a co-product basis(3) ($/ounce or pound)	409	0.99	12.29
Total cash costs per gold ounce sold ($/ounce)				(1,248)
Total co-product cash costs	41.7	79.2	2.9
Total cash costs net of by-product revenue				(127.4)
Sustaining capital expenditures(4)	20.1	38.2	1.4	59.7
Reclamation expenses	0.4	0.9	-	1.3
Total co-product all-in sustaining costs	62.2	118.3	4.3
Total all-in sustaining costs net of by-product revenue				(66.4)
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	610	1.48	18.36
All-in sustaining costs per gold ounce sold ($/ounce)				(650)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to supplies inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

65

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	25.3	27.6	71.5	98.1	93.3
Gold ounces sold	38,366	44,474	113,843	133,712	103,654
Operating expenses per gold ounce sold	660	621	628	734	900
Operating expenses	25.3	27.6	71.5	98.1	93.3
Adjustments(1)	0.4	0.5	1.1	1.3	0.9
Total cash costs	25.7	28.1	72.6	99.4	94.2
Gold ounces sold	38,366	44,474	113,843	133,712	103,654
Total cash costs per gold ounce sold ($/ounce)	670	631	638	743	909
Total cash costs	25.7	28.1	72.6	99.4	94.2
Sustaining capital expenditures(2)	1.9	10.1	35.6	53.2	33.2
Sustaining exploration - expensed	1.5	-	1.9	0.6	2.9
Reclamation expenses	0.5	0.5	1.4	1.5	1.0
Total all-in sustaining costs	29.6	38.7	111.5	154.7	131.3
All-in sustaining costs per gold ounce sold ($/ounce)	771	869	979	1,156	1,266
1.	Adjustments include the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
2.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

66

Three months ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	14.4	5.7	0.4	20.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,049	3.5	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	815	1.62	11.60
Operating expenses	14.4	5.7	0.4	20.5
Treatment and refining charges on concentrate sales	0.6	0.9	0.1	1.6
Adjustments(2)	(0.6)	(0.2)	-	(0.8)
Total cash costs	14.4	6.4	0.5	21.3
By-product silver and copper sales				(9.7)
Total cash costs net of by-product revenue				11.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,049	3.5	0.1	18,049
Total cash costs on a co-product basis(3) ($/ounce or pound)	816	1.82	12.91
Total cash costs per gold ounce sold ($/ounce)				662
Total co-product cash costs	14.4	6.4	0.5
Total cash costs net of by-product revenue				11.6
Sustaining capital expenditures(4)	1.9	0.7	0.1	2.7
Sustaining exploration - expensed	(1.1)	(0.4)	-	(1.5)
Reclamation expenses	0.2	0.1	-	0.3
Total co-product all-in sustaining costs	15.4	6.8	0.6
Total all-in sustaining costs net of by-product revenue				13.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	872	1.93	13.71
All-in sustaining costs per gold ounce sold ($/ounce)				742
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows. For the three months ended December 31, 2016, sustaining capital expenditures are net of $0.4M in proceeds from disposal of assets realized at Peak Mines.

67

Year ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	71.9	17.1	1.3	90.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	103,396	14.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	695	1.20	9.62
Operating expenses	71.9	17.1	1.3	90.3
Treatment and refining charges on concentrate sales	2.9	2.6	0.2	5.7
Adjustments(2)	(0.4)	(0.1)	-	(0.5)
Total cash costs	74.4	19.6	1.5	95.5
By-product silver and copper sales				(34.6)
Total cash costs net of by-product revenue				60.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	103,396	14.3	0.1	103,396
Total cash costs on a co-product basis(3) ($/ounce or pound)	720	1.38	10.80
Total cash costs per gold ounce sold ($/ounce)				590
Total co-product cash costs	74.4	19.6	1.5
Total cash costs net of by-product revenue				60.9
Sustaining capital expenditures(4)	8.3	2.0	0.1	10.4
Sustaining exploration - expensed	2.4	0.6	-	3.0
Reclamation expenses	1.3	0.3	-	1.6
Total co-product all-in sustaining costs	86.4	22.5	1.6
Total all-in sustaining costs net of by-product revenue				75.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	837	1.58	12.41
All-in sustaining costs per gold ounce sold ($/ounce)				736
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows. For the year ended December 31, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets realized at Peak Mines.

68

Three months ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	20.5	3.7	0.3	24.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	34,690	3.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	591	1.14	7.88
Operating expenses	20.5	3.7	0.3	24.5
Treatment and refining charges on concentrate sales	0.7	0.7	0.1	1.5
Adjustments(2)	0.8	0.1	-	0.9
Total cash costs	22.0	4.5	0.4	26.9
By-product silver and copper sales				(7.7)
Total cash costs net of by-product revenue				19.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	34,690	3.3	0.1	34,690
Total cash costs on a co-product basis(3) ($/ounce or pound)	622	1.39	10.61
Total cash costs per gold ounce sold ($/ounce)				552
Total co-product cash costs	22.0	4.5	0.4
Total cash costs net of by-product revenue				19.2
Sustaining capital expenditures(4)	3.0	0.5	-	3.5
Sustaining exploration - expensed	1.1	0.2	-	1.3
Reclamation expenses	0.4	0.1	-	0.5
Total co-product all-in sustaining costs	26.5	5.3	0.4
Total all-in sustaining costs net of by-product revenue				24.5
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	750	1.63	12.32
All-in sustaining costs per gold ounce sold ($/ounce)				706
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

69

Year ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	74.2	23.3	1.1	98.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	89,265	13.2	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	830	1.77	11.26
Operating expenses	74.2	23.3	1.1	98.6
Treatment and refining charges on concentrate sales	2.2	3.0	0.2	5.4
Adjustments(2)	0.4	0.1	-	0.5
Total cash costs	76.8	26.4	1.3	104.5
By-product silver and copper sales				(33.9)
Total cash costs net of by-product revenue				70.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	89,265	13.2	0.1	89,265
Total cash costs on a co-product basis(3) ($/ounce or pound)	858	2.00	12.86
Total cash costs per gold ounce sold ($/ounce)				791
Total co-product cash costs	76.8	26.4	1.3
Total cash costs net of by-product revenue				70.6
Sustaining capital expenditures(4)	15.2	4.8	0.2	20.2
Sustaining exploration - expensed	2.6	0.8	-	3.4
Reclamation expenses	1.1	0.3	-	1.4
Total co-product all-in sustaining costs	95.7	32.3	1.5
Total all-in sustaining costs net of by-product revenue				95.6
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,067	2.45	15.72
All-in sustaining costs per gold ounce sold ($/ounce)				1,071
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Year ended December 31 2014
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	77.7	30.1	1.4	109.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	98,002	16.1	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	793	1.87	11.59
Operating expenses	77.7	30.1	1.4	109.2
Treatment and refining charges on concentrate sales	2.7	3.3	0.1	6.1
Adjustments(2)	(0.4)	(0.1)	-	(0.5)
Total cash costs	80.0	33.3	1.5	114.8
By-product silver and copper sales				(50.3)
Total cash costs net of by-product revenue				64.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	98,002	16.1	0.1	98,002
Total cash costs on a co-product basis(3) ($/ounce or pound)	816	2.06	12.64
Total cash costs per gold ounce sold ($/ounce)				658
Total co-product cash costs	80.0	33.3	1.5
Total cash costs net of by-product revenue				64.5
Sustaining capital expenditures(4)	22.0	8.5	0.4	30.9
Sustaining exploration - expensed	2.4	0.9	-	3.3
Reclamation expenses	1.3	0.5	-	1.8
Total co-product all-in sustaining costs	105.7	43.2	1.9
Total all-in sustaining costs net of by-product revenue				100.5
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,077	2.68	16.46
All-in sustaining costs per gold ounce sold ($/ounce)				1,025
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Three months ended December 31 2016				Year ended December 31 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	34.5	6.1	40.6	84.1	15.1	99.2
Units of metal sold (ounces/millions of ounces)	13,351	0.2		64,149	0.9
Operating expenses per unit of metal sold ($/ounce)	2,586	35.87		1,311	17.68
Operating expenses(1)	34.5	6.1	40.6	84.1	15.1	99.2
Adjustments(2)	(20.6)	(3.7)	(24.3)	(21.2)	(3.8)	(25.0)
Total cash costs	13.9	2.4	16.3	62.9	11.3	74.2
By-product silver and copper sales			(2.9)			(14.3)
Total cash costs net of by-product revenue			13.4			59.9
Units of metal sold (ounces/millions of ounces)	13,351	0.2	13,351	64,149	0.9	64,149
Total cash costs on a co-product basis(3) ($/ounce)	1,045	14.49		980	13.22
Total cash costs per gold ounce sold ($/ounce)			1,014			933
Total co-product cash costs	13.9	2.4		62.9	11.3
Total cash costs net of by-product revenue			13.4			59.9
Sustaining capital expenditures(4)	0.2	-	0.2	0.8	0.2	1.0
Reclamation expenses	0.1	-	0.1	0.6	0.1	0.7
Total co-product all-in sustaining costs	14.2	2.4		64.3	11.6
Total all-in sustaining costs net of by-product revenue			13.7			61.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,071	14.86		1,002	13.52
All-in sustaining costs per gold ounce sold ($/ounce)			1,045			959

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to silver inventory write-down and social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Three months ended December 31 2015				Year ended December 31 2015
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	32.6	6.5	39.1	105.5	19.7	125.2
Units of metal sold (ounces/millions of ounces)	25,368	0.4		106,417	1.5
Operating expenses per unit of metal sold ($/ounce)	1,283	17.03		991	13.38
Operating expenses(1)	32.6	6.5	39.1	105.5	19.7	125.2
Adjustments(2)	(9.6)	(1.9)	(11.5)	(8.7)	(1.7)	(10.4)
Total cash costs	23.0	4.6	27.6	96.8	18.0	114.8
By-product silver and copper sales			(5.6)			(22.7)
Total cash costs net of by-product revenue			22.0			92.1
Units of metal sold (ounces/millions of ounces)	25,368	0.4	25,368	106,417	1.5	106,417
Total cash costs on a co-product basis(3) ($/ounce)	906	12.02		910	12.19
Total cash costs per gold ounce sold ($/ounce)			868			865
Total co-product cash costs	23.0	4.6		96.8	18.0
Total cash costs net of by-product revenue			22.0			92.1
Sustaining capital expenditures(4)	0.3	-	0.3	1.1	0.2	1.3
Reclamation expenses	0.1	-	0.1	0.2	-	0.2
Total co-product all-in sustaining costs	23.4	4.6		98.1	18.2
Total all-in sustaining costs net of by-product revenue			22.4			93.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	919	12.19		922	12.36
All-in sustaining costs per gold ounce sold ($/ounce)			883			879

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to silver inventory write-down and social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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	Year ended December 31 2014
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	91.3	21.8	113.1
Units of metal sold (ounces/millions of ounces)	67,463	1.1
Operating expenses per unit of metal sold ($/ounce)	1,354	20.49
Operating expenses(1)	91.3	21.8	113.1
Adjustments(2)	(6.9)	(1.6)	(8.5)
Total cash costs	84.4	20.2	104.6
By-product silver and copper sales			(20.2)
Total cash costs net of by-product revenue			84.4
Units of metal sold (ounces/millions of ounces)	67,463	1.1	67,463
Total cash costs on a co-product basis(3) ($/ounce)	1,252	18.95
Total cash costs per gold ounce sold ($/ounce)			1,251
Total co-product cash costs	84.4	20.2
Total cash costs net of by-product revenue			84.4
Sustaining capital expenditures(4)	4.8	1.2	6.0
Reclamation expenses	0.8	0.2	1.0
Total co-product all-in sustaining costs	90.0	21.6
Total all-in sustaining costs net of by-product revenue			91.4
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,336	20.22
All-in sustaining costs per gold ounce sold ($/ounce)			1,354
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to silver inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Sustaining Capital Expenditures Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Total sustaining capital expenditureS
Mining interests per statement of cash flows	164.8	169.6	567.0	389.5	279.3
New Afton growth capital expenditure(1)	(0.2)	(0.8)	(3.2)	(15.4)	(31.2)
Cerro San Pedro growth capital expenditure(2)	-	-	-	-	(23.3)
Rainy River growth capital expenditure	(145.9)	(144.8)	(466.4)	(245.5)	(80.5)
Blackwater growth capital expenditure	(3.0)	(2.7)	(10.0)	(7.1)	(13.0)
Other non-sustaining capital expenditure(3)	-	-	-	-	(1.4)
Total sustaining capital expenditures	15.7	21.3	87.4	121.5	129.9
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.
2.	Growth capital expenditures at Cerro San Pedro related to capitalized stripping costs for Phase 5 in the prior year.
3.	Other non-sustaining capital expenditure includes transaction costs incurred to replace the Company’s revolving credit facility in the prior year.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	10.4	8.2	40.9	62.1	90.9
New Afton growth capital expenditure(1)	(0.2)	(0.8)	(3.2)	(15.4)	(31.2)
New Afton sustaining capital expenditures	10.2	7.4	37.7	46.7	59.7
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
CERRO SAN PEDRO sustaining capital expenditureS
Capital expenditure per segmented information	0.2	0.3	1.0	1.3	29.3
Cerro San Pedro growth capital expenditure(1)	-	-	-	-	(23.3)
Cerro San Pedro sustaining capital expenditures	0.2	0.3	1.0	1.3	6.0
1.	Growth capital expenditures at Cerro San Pedro related to capitalized stripping costs for Phase 5 in the prior year.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;

•	Inventory write-downs;

•	Items included in “Other gains and losses” as per Note 5 of the Company’s audited consolidated financial statements, excluding the Company’s share of the net loss of El Morro; and

•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the audited consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

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The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
adjusted net earnings reconciliation
Net (loss) earnings before taxes	(16.9)	(40.3)	2.0	(308.3)	(409.5)
Other (gains) losses (1)	(13.0)	13.8	3.8	265.7	40.0
Provision for office consolidation	-	-	-	3.0	-
Loss on hedge monetization over original term of hedge	-	-	-	-	27.3
Inventory write-down	27.3	11.8	27.3	11.8	10.5
Asset impairment	6.4	20.1	6.4	20.1	395.8
Adjusted net earnings (loss) before taxes	3.8	5.4	39.5	(7.7)	64.1
Income tax (expense) recovery	(3.0)	30.8	0.7	106.9	(67.6)
Income tax adjustments	(3.1)	(33.6)	(15.9)	(110.1)	48.7
Adjusted income tax expense	(6.1)	(2.8)	(15.2)	(3.2)	(18.9)
Adjusted net earnings (loss)	(2.3)	2.6	24.3	(10.9)	45.2
Adjusted earnings (loss) per share (basic and diluted)	$nil	0.01	0.05	(0.02)	0.09
Adjusted effective tax rate	161%	52%	38%	41%	30%
1.	Please refer to Note 5 of the Company’s audited consolidated financial statements for a detailed breakdown of other gains and losses. For the year and three months ended December 31, 2015, other (gains) losses which are added back in the calculation of adjusted net earnings excludes $0.8 million of the Company’s share of the net loss of El Morro. For the year ended December 31, 2014, other (gains) losses which are added back in the calculation of adjusted net earnings excludes $0.7 million of the Company’s share of the net loss of El Morro.

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
cash reconciliation
Cash generated from operations	51.7	84.9	282.2	262.6	268.8
Add back (deduct): Change in non-cash operating working capital(1)	16.8	3.0	19.6	13.8	50.6
Cash generated from operations before changes in non-cash operating working capital	68.5	87.9	301.8	276.4	319.4
1.	For the year and three months ended December 31, 2015, a $11.4 million non-current inventory write-down at Cerro San Pedro has been reclassified from changes in non-cash operating working capital to a distinct line item within operating activities on the consolidated statement of cash flows as per the audited consolidated financial statements for the years ended December 31, 2016 and 2015. Similarly, for the year ended December 31, 2014, a $9.0 million non-current inventory write-down was also reclassified.

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Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
TOTAL OPERATING MARGIN
Revenue	170.3	199.0	683.8	712.9	726.0
Less: Operating expenses	(114.7)	(116.4)	(365.8)	(419.6)	(411.1)
Total operating margin	55.6	82.6	318.0	293.3	314.9

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
New Afton OPERATING MARGIN
Revenue	74.9	73.1	287.2	284.6	350.2
Less: Operating expenses	(28.3)	(25.2)	(104.8)	(97.7)	(95.5)
New Afton operating margin	46.6	47.9	182.4	186.9	254.7

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
Mesquite OPERATING MARGIN
Revenue	46.7	48.8	141.7	152.9	102.4
Less: Operating expenses	(25.3)	(27.6)	(71.5)	(98.1)	(93.3)
Mesquite operating margin	21.4	21.2	70.2	54.8	9.1

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
Peak Mines OPERATING MARGIN
Revenue	29.6	43.8	161.0	130.0	168.3
Less: Operating expenses	(20.5)	(24.5)	(90.3)	(98.6)	(109.2)
Peak Mines operating margin	9.1	19.3	70.7	31.4	59.1

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2016	2015	2016	2015	2014
CERRO San Pedro OPERATING MARGIN
Revenue	19.1	33.3	93.9	145.4	105.1
Less: Operating expenses	(40.6)	(39.1)	(99.2)	(125.2)	(113.1)
Cerro San Pedro operating margin	(21.5)	(5.8)	(5.3)	20.2	(8.0)

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Average Realized Price Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Total AVERAGE REALIZED PRICE
Revenue from gold sales	111.0	141.8	461.0	480.3	426.5
Treatment and refining charges on gold concentrate sales	2.8	3.6	13.7	12.4	12.5
Loss on hedge monetization over original term of hedge	-	-	-	-	27.3
Gross revenue from gold sales	113.8	145.4	474.7	492.7	466.3
Gold ounces sold	93,936	133,005	378,239	428,852	371,179
Total average realized price per gold ounce sold ($/ounce)	1,211	1,094	1,255	1,149	1,256

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	26.6	28.4	110.4	105.5	117.9
Treatment and refining charges on gold concentrate sales	2.7	2.9	10.8	10.2	9.6
Gross revenue from gold sales	29.3	31.3	121.2	115.7	127.5
Gold ounces sold	24,171	28,473	96,851	99,458	102,060
New Afton average realized price per gold ounce sold ($/ounce)	1,212	1,099	1,251	1,164	1,248

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	46.7	48.8	141.7	152.9	102.4
Loss on hedge monetization over original term of hedge	-	-	-	-	27.3
Gross revenue from gold sales	46.7	48.8	141.7	152.9	129.7
Gold ounces sold	38,366	44,474	113,843	133,712	103,654
Mesquite average realized price per gold ounce sold ($/ounce)	1,217	1,098	1,244	1,144	1,254

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Peak Mines AVERAGE REALIZED PRICE
Revenue from gold sales	21.4	36.9	129.2	99.3	121.3
Treatment and refining charges on gold concentrate sales	0.1	0.7	2.9	2.2	2.7
Gross revenue from gold sales	21.5	37.6	132.1	101.5	124.0
Gold ounces sold	18,049	34,690	103,396	89,265	98,002
Peak Mines average realized price per gold ounce sold ($/ounce)	1,191	1,083	1,278	1,137	1,266

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015	2014
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	16.3	27.7	79.7	122.6	84.9
Gold ounces sold	13,351	25,368	64,149	106,417	67,463
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,219	1,094	1,243	1,152	1,258

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of the key risks facing the Company. For a more comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form, filed on SEDAR at www.sedar.com.

Financial Risk Management

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the years ended December 31, 2016 and 2015.

		As at December 31, 2016		As at December 31, 2015
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		185.9		335.5
Trade and other receivables	Loans and receivables at amortized cost		41.6		105.5
Provisionally priced contracts	Financial instruments at FVTPL	2	4.5	2	(1.7)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(9.0)	2	5.2
Investments	Financial instruments at FVTPL	1	1.1	1	0.3
Gold price option contracts	Financial instruments at FVTPL	2	17.6	2	-
Copper forward contracts	Financial instruments at FVTPL	2	0.3	2	-
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		168.3		139.8
Long-term debt	Financial liabilities at amortized cost		889.5		787.6
Warrants	Financial Instruments at FVTPL	1	1.3	1	1.5
Diesel swap contracts	Financial liability at fair value through OCI	2	0.1	2	3.6
Gold stream obligation	Financial instruments at FVTPL	3	246.5	3	147.6
Performance share units	Financial instruments at FVTPL	3	2.1	3	0.8
Restricted share units	Financial instruments at FVTPL	1	0.9	1	0.8

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables, investments, options, swaps, and forward contracts; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of

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customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2016 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31, 2016 and December 31, 2015 is as follows:

As at December 31		As at December 31
(in millions of U.S. dollars, except where noted)	2016	2015
CREDIT RISK EXPOSURE
Cash and cash equivalents	185.9	335.5
Trade and other receivables	37.1	109.0
Gold price options	17.6	-
Copper forward contracts	0.3	-
Total financial instrument exposure to credit risk	240.9	444.5

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S. The Company employs a restrictive investment policy, which is described in Note 20 to our audited consolidated financial statements for the years ended December 31, 2016 and 2015.

The aging of trade and other receivables at December 31, 2016 and December 31, 2015 is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2016 Total	2015 Total
Aging trade and other receivables
New Afton	18.3	4.2	-	-	-	22.5	10.0
Mesquite	0.1	-	0.1	-	-	0.2	0.2
Peak Mines	1.3	-	-	-	-	1.3	1.8
Cerro San Pedro	3.9	0.3	-	-	1.3	5.5	11.7
Rainy River	4.8	-	-	-	0.4	5.2	84.3
Blackwater	0.3	-	-	-	-	0.3	0.2
Corporate	2.1	-	-	-	-	2.1	0.8
Total trade and other receivables	30.8	4.5	0.1	-	1.7	37.1	109.0

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to our audited consolidated financial statements for the years ended December 31, 2016 and 2015.

The following are the contractual maturities of debt commitments and certain other obligations. The amounts presented represent the future undiscounted cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	As at December 31					As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 years	4-5 years	After 5 years	2016 Total	2015 Total
DEBT COMMITMENTS
Trade and other payables	169.2	-	-	-	169.2	141.1
Long-term debt	-	100.0	300.0	500.0	900.0	800.0
Interest payable on long-term debt	43.7	104.5	73.0	31.3	252.5	304.9
Gold stream obligation	1.9	68.2	43.8	163.8	277.7	235.7
Total debt commitments	214.8	272.7	416.8	695.1	1,599.4	1,481.7

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

Currency Risk

The Company operates in Canada, the United States, Australia and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations, and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

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Year ended December 31, 2016
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	95.3	4.6	1.2
Trade and other receivables	8.0	0.5	5.5
Income tax payable	(1.1)	(4.5)	3.1
Deferred tax asset	173.3	14.0	0.9
Trade and other payables	(118.3)	(12.0)	(16.2)
Deferred tax liability	(321.1)	(26.1)	(0.5)
Reclamation and closure cost obligations	(36.5)	(13.6)	(12.2)
Warrants	(1.3)	-	-
Employee benefits	(1.1)	(7.9)	-
Performance share units and Restricted share units	(2.8)	-	-
Total exposure to currency risk	(205.6)	(45.0)	(18.2)

Year ended December 31, 2015
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	3.2	2.0	1.0
Trade and other receivables	10.6	0.7	2.1
Income tax receivable/(payable)	(0.6)	0.1	5.8
Deferred tax asset	124.5	11.9	(0.8)
Trade and other payables	(81.9)	(12.9)	(21.2)
Deferred tax liability	(297.4)	(40.3)	1.6
Reclamation and closure cost obligations	(23.6)	(14.0)	(16.8)
Warrants	(1.5)	-	-
Employee benefits	-	(7.9)	-
Performance share units and Restricted share units	(1.4)	-	-
Total exposure to currency risk	(268.1)	(60.4)	(28.3)

Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) from the financial instruments presented by the amounts shown below.

Year ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2016	2015
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	20.5	26.8
Australian dollar	4.6	6.0
Mexican peso	1.8	2.8

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Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would result in a difference of approximately $0.2 million in interest paid for the year ended December 31, 2016.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $2.0 million in interest earned by the Company for the year ended December 31, 2016. The Company has not entered into any derivative contracts to manage this risk.

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold;
•	investment activity, including speculation, in gold as a commodity; and
•	worldwide production.

For the year ended December 31, 2016, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,077 to $1,366 per ounce, and by copper prices in the range of $1.95 to $2.69 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at December 31, 2016, working capital includes unpriced gold and copper concentrate receivables totalling 3,958 ounces of gold and 3.0 million pounds of copper relating to the Peak Mines and New Afton not offset by copper swap contracts. The Company’s exposure to changes in gold prices has been significantly reduced during the year ended December 31, 2016 as the Company has entered into gold swap contracts to reduce exposure to changes in gold prices.

The Company’s exposure to changes in gold prices has been significantly reduced during the current year and during the first six months of 2017 as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices.

The details of the remaining contracts are as follows as at December 31, 2016:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts – sold	120,000 oz	January – June 2017	1,400	(0.1)
Gold put contracts – purchased	120,000 oz	January – June 2017	1,300	17.7
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The 2017 contracts cover 20,000 ounces of gold per month.

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A $100 change in the gold price per ounce would have an impact of $0.4 million on the Company’s working capital position. A $0.10 change in the copper price per pound would have an impact of $0.3 million on the Company’s working capital position.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit vesting prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income (loss) before taxes as follows:

Year ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2016 Net Earnings (Loss)	2016 Other Comprehensive Income (Loss)	2015 Net Earnings (Loss)	2015 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	47.4	-	49.3
Copper price	22.1	-	22.5	-
Silver price	1.4	-	2.3	-
Fuel price	3.5	0.1	4.5	0.9
Warrants	0.1	-	0.2	-
Restricted share units	0.7	-	0.2	-

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

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Other Risks

Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, Australian dollar and Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

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Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. In order to complete construction of the tailings management area (“TMA”) for the Rainy River project, the Company requires the Schedule 2 Amendment to close two small creeks and deposit tailings. Available tailings storage is required in order to conduct mining operations at the Rainy River project. New Gold is constructing a starter cell which would provide capacity for approximately six months of mine waste and does not require a Schedule 2 Amendment. In order to operate the mine after the starter cell is full, construction of the TMA (or, if possible, an alternative storage area) must be complete, which construction will require a Schedule 2 Amendment. If the Schedule 2 Amendment is not obtained in sufficient time to complete such construction before the starter cell is full, New Gold may slow down or suspend operations at the Rainy River project pending completion of the construction and availability of the TMA (or, if possible, an alternative storage area). There can be no assurance that the Schedule 2 Amendment will be obtained on such timeline or at all. A slow down or suspension of operations at the Rainy River project could have an adverse impact on the Company’s financial condition and results of operations.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on New Afton Mine

The Company’s operations at the New Afton Mine in British Columbia accounted for approximately 26% of the Company’s gold production and 85% of its copper production in 2016 and are expected to account for approximately 18% of the Company’s gold production and 86% of its copper production in 2017. Also, in 2016 the New Afton Mine accounted for approximately 57% of the Company’s operating margin. Any adverse condition affecting mining or milling conditions at the New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the New Afton Mine for a substantial portion of its cash flow provided by operating activities.

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Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal loses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material. Block caving activities, including at the New Afton mine, generally result in surface subsidence. The configuration of subsidence presently occurring above the west cave at the New Afton mine is slightly offset from the original model, which is thought to be driven largely by the weaker rockmass located south of the cave footprint. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, interruptions in electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. In addition, there can be no assurance that gold, silver or copper

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recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company has two projects currently in the development phase: the Rainy River project, which is at the construction stage, and the Blackwater project, which is in the permitting stage. In addition, the Company may engage in expansion activities at its operating mines from time to time. Expansion projects, including expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining permits required to commence construction, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other indigenous groups, and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other idigenous groups in connection with the Rainy River project and the Blackwater project. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the development of either of the Rainy River project or the Blackwater project will continue in accordance with current expectations or at all.

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start up or commercial production would increase capital costs and delay receipt of revenues.

The Rainy River project is currently at an advanced construction stage of its development. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.

Risks Related to Start-Up

The start-up of the Company’s Rainy River project is subject to a number of inherent risks, including those described above under “Permitting”, “Exploration and Development Risks” and “Construction Risks”. The permits, capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. Further, it is not unusual in the mining industry for new mining operations to experience unexpected problems leading up to and during start-up, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient

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ore stock pile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, Mineral Reserves and Mineral Resources projected by the applicable feasibility study and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that the start-up of Rainy River may encounter problems, be subject to delays or have other material adverse consequences for the Company.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company, and, if raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production on any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of Reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if Reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may

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require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of CGUs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Aboriginal peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Australia, and Mexico in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could

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affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risk

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of New Gold’s properties have also been used for mining and related operations for many years before the Company acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could

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result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Debt and Liquidity Risk

As of December 31, 2016, the Company had long-term debt comprising of two series of notes having an aggregate face value of $800 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which

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could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results from operations and financial condition.

The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2020 Notes and 2022 Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2020 Notes and/or the 2022 Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the construction of the Rainy River project, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. See “Legal Proceedings and Regulatory Actions”.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

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Hedging Risks

From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefitting fully from a positive price change.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015.

accounting policies

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2016. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2016 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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MINERAL RESERVEs AND MINERAL RESOURCES

Mineral Reserves

Mineral Reserve estimates as at December 31, 2016 are presented in the following table.

MINERAL RESERVE ESTIMATES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	34,649	0.51	2.1	0.78	566	2,383	598
C Zone
Proven	-	-	-	-	-	-	-
Probable	25,687	0.72	1.8	0.77	594	1,492	435
Total New Afton P&P	60,336	0.60	2.0	0.78	1,161	3,874	1,033
MESQUITE
Proven	7,882	0.49	-	-	123	-	-
Probable	63,479	0.52	-	-	1,056	-	-
Total Mesquite P&P	71,361	0.51	-	-	1,179	-	-
PEAK MINES
Southern Mine Corridor
Proven	514	6.78	15.7	0.75	112	259	8
Probable	492	5.45	13.6	0.60	86	215	7
Southern Mine Corridor P&P	1,006	6.13	14.7	0.68	198	475	15
Northern Mine Corridor
Proven	787	0.94	7.0	1.81	24	176	31
Probable	902	0.85	6.4	1.64	25	185	33
Northern Mine Corridor P&P	1,689	0.89	6.6	1.72	48	361	64
Stockpile
Proven	66	1.92	8.5	0.86	4	18	1

Combined P&P
Proven	1,370	3.18	10.3	1.36	140	453	41
Probable	1,390	2.48	9.0	1.28	111	401	39
Total Peak Mines P&P	2,760	2.83	9.6	1.32	251	854	80
RAINY RIVER
Direct processing material
Open Pit
Proven	16,944	1.41	2.5	-	771	1,353	-
Probable	45,001	1.19	3.2	-	1,728	4,692	-
Open Pit P&P (direct processing)	61,946	1.25	3.0	-	2,499	6,045	-
Underground
Proven	-	-	-	-	-	-	-
Probable	5,411	5.34	11.2	-	929	1,956	-
Underground P&P (direct processing)	5,411	5.34	11.2	-	929	1,956	-
Stockpile material
Open Pit
Proven	9,322	0.45	1.5	-	135	462	-
Probable	27,081	0.44	1.8	-	380	1,540	-
Open Pit P&P (stockpile)	36,403	0.44	1.7	-	516	2,002	-

Combined P&P
Proven	26,266	1.07	2.1	-	906	1,815	-
Probable	77,493	1.22	3.3	-	3,037	8,188	-
Total Rainy River P&P	103,760	1.18	3.0	-	3,943	10,003	-

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MINERAL RESERVE ESTIMATES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

BLACKWATER
Direct processing material
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,200	0.79	4.7	-	7,520	44,400	-
Stockpile material
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
Total P&P					14,704	75,531	1,113

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Mineral Resources

Mineral Resource estimates as at December 31, 2016, exclusive of Mineral Reserves, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES ESTIMATES (EXCLUSIVE OF MINERAL RESERVES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B Zones
Measured	16,081	0.66	2.1	0.85	339	1,072	302
Indicated	10,904	0.46	2.2	0.67	161	784	160
A&B Zone M&I	26,985	0.58	2.1	0.78	500	1,856	462
C-Zone
Measured	2,071	1.09	2.4	1.20	72	162	55
Indicated	16,744	0.76	2.2	0.90	410	1,156	330
C-Zone M&I	18,815	0.80	2.2	0.93	483	1,318	385
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	10,764	0.51	2.1	0.43	176	713	103
HW Lens M&I	10,764	0.51	2.1	0.43	176	713	103
Total New Afton M&I	56,592	0.64	2.1	0.76	1,158	3,887	950
MESQUITE
Measured	5,479	0.37	-	-	64	-	-
Indicated	65,002	0.47	-	-	976	-	-
Total Mesquite M&I	70,481	0.46	-	-	1,040	-	-
PEAK MINES
Southern Mine Corridor
Measured	666	5.53	8.2	0.70	118	174	9
Indicated	770	4.14	10.4	0.84	103	258	14
Southern Mine Corridor M&I	1,436	4.79	9.4	0.77	216	429	25
Northern Mine Corridor
Measured	804	2.32	5.0	1.00	60	129	18
Indicated	3,030	0.99	5.1	2.02	97	489	130
Northern Mine Corridor M&I	3,840	1.28	5.1	1.80	158	619	147

Combined M&I
Measured	1,470	3.78	6.4	0.87	178	303	27
Indicated	3,800	1.63	6.2	1.78	200	747	144
Total Peak Mines M&I	5,270	2.23	6.2	1.52	378	1,050	171

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MEASURED & INDICATED MINERAL RESOURCES ESTIMATES (EXCLUSIVE OF MINERAL RESERVES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

RAINY RIVER
Direct processing material
Open Pit
Measured	3,638	1.11	2.8	-	130	329	-
Indicated	28,976	1.16	3.7	-	1,079	3,485	-
Open Pit M&I (direct processing)	32,614	1.15	3.6	-	1,209	3,814	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	5,035	3.71	10.4	-	601	1,678	-
Underground M&I (direct processing)	5,035	3.71	10.4	-	601	1,678	-
Stockpile material
Open Pit
Measured	2,490	0.36	2.8	-	29	223	-
Indicated	34,984	0.43	2.4	-	483	2,694	-
Open Pit M&I (stockpile)	37,474	0.42	2.4	-	512	2,917	-

Combined M&I
Measured	6,128	0.81	2.8	-	159	552	-
Indicated	68,995	0.97	3.5	-	2,163	7,857	-
Total Rainy River M&I	75,123	0.96	3.5	-	2,322	8,409	-
BLACKWATER
Direct processing material
Measured	289	1.39	6.6	-	13	61	-
Indicated	42,444	0.85	4.6	-	1,160	6,277	-
M&I (direct processing)	42,733	0.85	4.6	-	1,173	6,339	-
Stockpile material
Measured	-	-	-	-	-	-	-
Indicated	14,602	0.32	3.9	-	150	1,831	-
M&I (stockpile)	14,602	0.32	3.9	-	150	1,831	-
Total Blackwater M&I	57,335	0.72	4.4	-	1,323	8,169	-
Total M&I Exclusive of Reserves					6,222	21,515	1,121

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Inferred Mineral Resources

INFERRED MINERAL RESOURCE ESTIMATES

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B-Zone	7,344	0.35	1.3	0.35	83	304	57
C-Zone	6,900	0.43	1.3	0.46	96	295	70
HW Lens	978	0.69	1.4	0.46	22	45	10
New Afton Inferred	15,219	0.41	1.3	0.41	200	644	137
MESQUITE	7,118	0.32	-	-	74	-	-
PEAK MINES
Southern Mine Corridor	440	3.66	9.6	0.63	52	133	6
Northern Mine Corridor	3,540	1.11	6.0	1.94	126	679	148
Peak Inferred	3,980	1.39	6.4	1.80	178	812	154

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INFERRED MINERAL RESOURCE ESTIMATES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	5,808	1.01	2.8	-	188	528	-
Underground	5,130	3.53	2.8	-	583	467	-
Total Direct Processing	10,938	2.19	2.8	-	771	995	-
Stockpile
Open Pit	8,916	0.40	1.5	-	114	435	-
Rainy River Inferred	19,854	1.39	2.2	-	885	1,430	-
BLACKWATER
Direct processing	10,908	0.80	3.8	-	279	1,333	-
Stockpile	2,660	0.33	3.2	-	28	274	-
Blackwater Inferred	13,568	0.70	3.7	-	307	1,606	-
Total Inferred					1,644	4,492	291

INFERRED MINERAL RESOURCE ESTIMATES

		Metal grade					Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Lead %	Zinc %	Gold Koz	Silver Koz	Copper Mlbs	Lead Mlbs	Zinc Mlbs
PEAK MINES
Southern Mine Corridor	1,410	0.73	35.3	0.34	5.93	6.23	33	1,640	11	194	181
Northern Mine Corridor	100	0.19	24.7	0.28	3.56	9.11	1	80	1	20	8
Peak Pb-Zn Lenses Inferred	1,510	0.69	34.6	0.34	5.78	6.42	34	1,720	11	214	189

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.	All Mineral Resource and Mineral Reserve estimates for New Gold’s properties and projects are effective December 31, 2016.

3.	New Gold’s year-end 2016 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	Lead $/pound	Zinc $/pound	CAD	AUD	MXN
Mineral Reserves	$1,250	$15.00	$2.75	N/A	N/A	1.25	1.30	17.00
Mineral Resources	$1,350	$17.00	$3.00	$0.85	$1.00	1.25	1.30	17.00

4.	Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
New Afton	Main Zone – B1 & B2 Blocks:	C$ 17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-Zone:	C$ 24.00/t

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Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
Mesquite	Oxide & Transitional:	0.16 g/t Au (0.005 oz/t Au)	0.12 g/t Au (0.0035 oz/t Au)
	Sulphide:	0.41 g/t Au (0.012 oz/t Au)	0.24 g/t Au (0.007 oz/t Au)
Peak Mines	All ore types:	A$ 80/t to A$146/t	A$ 113/t to A$ 150/t
Cerro San Pedro	All ore types:	US$ 6.00/t	NA
Rainy River	O/P direct processing:	0.30 – 0.60 g/t AuEq	0.30 – 0.45 g/t AuEq
	O/P stockpile:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	3.50 g/t AuEg	2.50 g/t AuEq
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P stockpile:	0.32 g/t AuEq

5.	New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

6.	Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators ‘open pit’ and ‘underground’ are used to indicate the envisioned mining method. The designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have likewise been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators ‘direct processing’ and ‘stockpile’ have been applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored in a stockpile for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Other than the updated parameters described above, additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.	Rainy River Project: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following additional criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit Mineral Reserve pit shell, which has been designed and optimized based on an $800/oz gold price. Underground Mineral Resources are reported below a larger Mineral Resource pit shell, which has been defined based on a $1,350/oz gold price. Approximately forty percent (40%) of the gold metal content defined as underground Mineral Reserves is derived from material located between the Mineral Reserve pit shell and the Mineral Resource pit shell; the remaining sixty percent (60%) of the metal content defined as underground Mineral Reserves is derived from material located below the Mineral Resource pit shell. Open pit Mineral Resources exclude material reported as underground Mineral Reserves.

8.	Qualified Person: The preparation of New Gold's Mineral Reserve and Mineral Resource estimates has been done by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2016” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Rainy River; planned activities for 2017 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; expected permitting and development activities for Blackwater and New Afton C-zone projects; planned preparations for operations at the Rainy River project, including the mining rate and removal of overburden and waste, the expected development plans, production, remaining capital costs, the timing of such plans, production and capital costs, project economics, operating parameters, timing of

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completion, commissioning and full production (and other activities), and mine life of Rainy River, including timing expectations regarding the receipt of an amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada); and potential exploration expenditures and expenditure commitments pursuant to an earn-in agreement with Rimfire Pacific Mining NL.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for Rainy River, the New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2017 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Rainy River, New Afton C-zone and Blackwater; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First

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Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the construction of and expected operations at New Gold’s Rainy River project contained herein has been reviewed and approved by Binsar Sirait, Director, Mine Engineering of New Gold. The scientific and technical information relating to Mineral Resources and exploration contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Sirait is a Professional Engineer and a SME Registered Member. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Sirait and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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